   As filed with the Securities and Exchange Commission on November 3, 2000
                                                     Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                           KORN/FERRY INTERNATIONAL
            (Exact name of registrant as specified in its charter)

            Delaware                              7361                            95-2623879
 (State or other jurisdiction of     (Primary Standard Industrial             (I.R.S. Employer
 incorporation or organization)       Classification Code Number)            Identification No.)

                       1800 Century Park East, Suite 900
                         Los Angeles, California 90067
                                (310) 552-1834
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                                ---------------

                                 Peter L. Dunn
                       1800 Century Park East, Suite 900
                         Los Angeles, California 90067
                                (310) 843-4100
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)
                                ---------------


                                  Copies to:

                Steven B. Stokdyk                                   Kenneth M. Doran
               Sullivan & Cromwell                            Gibson, Dunn & Crutcher LLP
              1888 Century Park East                             333 South Grand Avenue
          Los Angeles, California 90067                      Los Angeles, California 90071
                  (310) 712-6600                                     (213) 229-7000

                                ---------------

       Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this registration statement becomes effective.

                                ---------------


  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                                ---------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                Proposed         Proposed
                                                 Maximum          Maximum
  Title of Each Class of       Amount to be   Offering Price     Aggregate        Amount of
Securities to be Registered     Registered     Per Share(1)  Offering Price(1) Registration Fee
-----------------------------------------------------------------------------------------------
 Common Stock, par value
  $0.01 per share.......     3,450,000 shares     $34.50       $119,025,000        $31,423

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended. Pursuant to Rule 457, the maximum offering price of the shares of Korn/Ferry Common Stock being registered is $34.50 per share, the average of the high and low reported sales prices of a share of Korn/Ferry Common Stock reported on the New York Stock Exchange Composite Tape on October 30, 2000, and the maximum aggregate offering price is the product of $34.50 and the number of shares of Korn/Ferry Common Stock being registered.

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The Information in this prospectus is not complete and may be changed. The + +selling stockholders may not sell these securities until the registration + +statement filed with the Securities and Exchange Commission is effective. + +This prospectus is not an offer to sell these securities and the selling + +stockholders are not soliciting offers to buy these securities in any state +
+where the offer or sale is not permitted.                                     +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS (Subject to Completion)
Issued November   , 2000

                                3,000,000 Shares

                      [LOGO OF] KORN/FERRY INTERNATIONAL
-------------------------------------------------------------------------------

                                  COMMON STOCK

                                  -----------

The selling stockholders are offering 3,000,000 shares of common stock of Korn/Ferry International. We will not receive any of the proceeds from the sale of the shares of our common stock in this offering.

                                  -----------

Our common stock is listed on the New York Stock Exchange under the symbol "KFY." On November 2, 2000, the reported last sale price of our common stock on the New York Stock Exchange was $38.00 per share.

                                  -----------

Investing in our common stock involves risks. See "Risk Factors" beginning on page 5.

                                  -----------

                               PRICE $   A SHARE

                                  -----------

                                               Price  Underwriting  Proceeds to
                                                 to   Discounts and   Selling
                                               Public  Commissions  Stockholders
                                               ------ ------------- ------------
Per Share.....................................  $         $             $
Total......................................... $         $             $

The selling stockholders have granted the underwriters the right to purchase up to an additional 450,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers
on       , 2000.

                                  -----------

MORGAN STANLEY DEAN WITTER

                                                        PAINEWEBBER INCORPORATED

      , 2000

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
Special Note Regarding Forward-Looking Statements........................  10
Use of Proceeds..........................................................  11
Dividend Policy..........................................................  11
Common Stock Price Range.................................................  11
Capitalization...........................................................  12
Selected Consolidated Financial Data.....................................  13
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  14


                                                                            Page
                                                                            ----
Business...................................................................  23
Management.................................................................  31
Principal and Selling Stockholders.........................................  33
Description of Capital Stock...............................................  35
Underwriters...............................................................  38
Validity of Common Stock...................................................  40
Experts....................................................................  40
Where You Can Find More Information........................................  40
Index to Consolidated Financial Statements................................. F-1

                               ----------------

  You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. We are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

  In this prospectus, "Korn/Ferry," the "Company," "we," "us," and "our" refer to Korn/Ferry International and our consolidated subsidiaries and affiliates. All references to "Futurestep" refer to Korn/Ferry International Futurestep, Inc., our subsidiary, or the Internet based search service offered by us through that subsidiary. Our fiscal year ends on April 30 of each calendar year.

  We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our financial statements and notes thereto incorporated or included elsewhere in this prospectus.

                            KORN/FERRY INTERNATIONAL

  We are the preeminent recruitment firm with the broadest global presence in the recruitment industry. We have three primary lines of business, executive recruitment, middle management recruitment and other technology based services, including services addressing the college recruitment market.

Executive Recruitment

  We have approximately 530 executive recruitment consultants across 40 countries. Our global reputation, strong client relationships, senior-level search expertise, innovation and technological leadership provide us with distinct competitive advantages. We have been ranked first in worldwide revenue among Hunt-Scanlon's top executive recruitment firms based in North America through fiscal 1999 and believe we currently generate the highest revenue of any executive recruitment firm. In fiscal 2000, we had total revenue of $500.7 million and performed over 7,700 assignments for more than 4,900 clients, including nearly half of the companies in the Fortune 500. Our clients are many of the world's largest and most prestigious public and private companies, middle-market and emerging growth companies as well as governmental and not-for-profit organizations.

Middle Management Recruitment

  We are a leading innovator in addressing the fundamental transformation of the marketplace caused by the combined impact of advanced technology and the Internet. In anticipation of these changing industry dynamics, and in response to clients' demand for middle management recruitment services, we introduced Futurestep, an Internet based recruitment service. Futurestep combines our search expertise with exclusive candidate assessment tools and the reach of the Internet to accelerate recruitment of candidates for middle management positions and assess cultural compatibility. Futurestep performed over 800 assignments and generated $21.6 million in revenue during the first quarter of fiscal 2001. As of October 31, 2000, over 840,000 candidates have completed a detailed online profile with Futurestep.

Other Technology Based Services

  Our track record of leadership and innovation is further demonstrated as we continue to invest in technology to extend our market position and bring a broader set of capabilities and services to new and existing clients. These include:

  . JobDirect.com, Inc., our Internet based college recruiting service company that provides an entry level recruiting solution to employers, college career offices and students;

  . Our minority investment in Jungle Interactive Media, Inc., a company providing Internet based information, entertainment, products and services to targeted groups within higher education;

  . Our minority investment in Webhire, Inc., a company that designs, develops, markets, implements and supports Internet and intranet based recruiting solutions to automate candidate sourcing, Internet job posting and recruitment management at corporations, organizations, Internet portals and online career sites; and

  . Our management assessment service, which is directed towards helping corporate leadership evaluate the individual and collective performance of their senior management teams.

Our Growth Strategy

  Our objective is to expand our position as the preeminent global recruitment firm by offering a broad range of solutions to address our clients' recruitment needs. The principal elements of our strategy include:

  . Expanding our market reach and presence through technology and assessment solutions;

  .  Leveraging our leadership and brand name in executive recruitment; and

  .  Pursuing strategic acquisitions and investments.

Corporate Information

  We were incorporated in November 1969 under the laws of the State of California. On September 22, 1999, we changed our state of incorporation to Delaware. Our principal executive offices are located at 1800 Century Park East, Suite 900, Los Angeles, California 90067, and our telephone number is
(310) 552-1834. Our website address is www.kornferry.com, Futurestep's website address is www.futurestep.com and JobDirect's website address is www.jobdirect.com. The information contained in our websites, Futurestep's websites and JobDirect's websites shall not be deemed to be a part of this prospectus.

                                  THE OFFERING

 Shares offered by the selling stockholders.. 3,000,000 shares

 Over-allotment option....................... The selling stockholders have granted the underwriters the
                                              right to purchase up to an
                                              additional 450,000 shares to
                                              cover over-allotments.

 Shares outstanding after this offering...... 37,445,292 shares

 Use of proceeds............................. We will not receive any of the proceeds from sales of common
                                              stock by the selling stockholders
                                              in this offering.

 Dividend Policy............................. We do not intend to pay dividends on our shares in the foreseeable
                                              future.

 New York Stock Exchange symbol.............. KFY

  The total number of shares outstanding after this offering is based on information as of October 31, 2000, and excludes:

  . 7,157,967 shares of common stock issuable upon exercise of options outstanding under our performance award plan at a weighted average exercised price of $20.52 per share; and

  . 5,046,475 shares available for future issuance under our performance award plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following summary consolidated financial data are derived from our financial statements included or incorporated by reference into this prospectus.

                                  Fiscal Year Ended April       Three Months
                                            30,                Ended July 31,
                                 ---------------------------  -----------------
                                   2000     1999      1998      2000     1999
                                 -------- --------  --------  -------- --------
                                  (in thousands, except share and per share
                                                    data)
                                                                 (unaudited)
Consolidated Statement of
 Operations Data:
Revenue......................... $500,743 $356,075  $300,954  $173,623 $104,780
Compensation and benefits.......  298,908  226,568   197,790   106,559   64,733
General and administrative
 expenses.......................  147,030   94,860    87,797    48,524   29,802
Non-recurring charges...........       --   89,202        --        --       --
                                 -------- --------  --------  -------- --------
Operating profit (loss).........   54,805  (54,555)   15,367    18,540   10,245
Interest and other income
 (expense)......................    2,966     (285)   (1,411)       44      688
Income (loss) before provision
 for income taxes and non-
 controlling stockholders'
 interest.......................   57,771  (54,840)   13,956    18,584   10,933
Provision for income taxes......   24,126    9,026     6,687     7,806    4,591
Non-controlling stockholders'
 interest.......................    2,834    2,560     2,025       771      738
                                 -------- --------  --------  -------- --------
Net income (loss)............... $ 30,811 $(66,426) $  5,244  $ 10,007 $  5,604
                                 ======== ========  ========  ======== ========
Net income (loss) per share:
  Basic......................... $    .85 $  (2.37) $    .24  $    .27 $    .16
  Diluted.......................      .82    (2.37)      .23       .26      .15
Weighted average common shares
 outstanding:
  Basic.........................   36,086   28,086    21,885    36,890   35,755
  Diluted.......................   37,680   28,086    23,839    38,285   36,268
Revenue by Business Segment:
 Executive recruitment:
  North America................. $271,313 $185,525  $154,903  $ 96,131 $ 57,227
  Europe........................  112,045  101,515    81,543    33,893   25,151
  Asia/Pacific..................   48,603   35,024    34,411    13,182   11,139
  Latin America.................   30,488   29,673    30,097     8,836    7,288
 Futurestep.....................   38,294    4,338        --    21,581    3,975

                                          As of April 30,        As of
                                     -------------------------- July 31,
                                       2000     1999     1998     2000
                                     -------- -------- -------- --------
                                               (in thousands)
                                                                (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents........... $ 86,975 $113,741 $ 32,358 $ 66,665
Working capital.....................   83,048  117,922   26,573   52,401
Total assets........................  475,994  304,124  176,371  479,565
Total long-term debt................   16,916    2,360    6,151   18,109
Total mandatorily redeemable stock
 and stockholders' equity...........  231,224  172,686   58,754  250,331

                                 RISK FACTORS

  You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operation.

  Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

  This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Relating To Our Business

Competition in our industry could result in our losing market share and our charging lower prices for our services, which could reduce our revenues.

  We compete for executive search business with numerous executive search firms and businesses that provide job placement services. Traditional executive search competitors include Heidrick & Struggles, Inc. and Spencer Stuart & Associates, and newer technology based competitors include TMP Worldwide. In each of our markets, our competitors may possess greater resources, greater name recognition and longer operating histories than we do, which may give them an advantage in obtaining future clients and attracting qualified professionals in these markets. There are few barriers to entry into the executive search industry and new recruiting firms continue to enter the market. We believe the continuing development and increased availability of information technology will continue to attract new competitors, particularly for our Futurestep and other technology based operations. Increased competition may lead to characterization of executive search services as fungible, resulting in pricing pressures, requiring us to execute more searches or execute searches more efficiently in order to remain competitive. Such pricing pressures could reduce our revenues.

If we fail to attract and retain qualified and experienced consultants, our revenue could decline and our business could be harmed.

  We compete with other executive search firms for qualified consultants. Our failure to identify and hire consultants with the requisite experience, skills and established client relationships could harm our business. Although executive search firms strive to provide benefits and incentives to retain their search consultants, many firms have experienced consultant turnover. Consultants are paid salaries with the potential to earn substantially greater performance based bonuses. A majority of our revenues have been and will continue to be utilized to pay consultant compensation. Any decrease in the quality of our reputation, reduction in our compensation levels or restructuring of our compensation system, whether as a result of insufficient revenues, a decline in the market price of the common stock or for any other reason, could impair our ability to retain existing or attract additional qualified consultants.

If we fail to retain consultants, we may lose revenue from some clients.

  Our success depends upon the ability of our consultants to develop and maintain relationships with our clients. Despite the existence of a non-competition agreement, when a consultant leaves one search firm and joins another, clients that have established relationships with the departing consultant may move their business to the consultant's new employer. The loss of one or more clients is more likely to occur if the departing consultant enjoys widespread name recognition or has developed a reputation as a specialist in executing searches in a particular industry. Our failure to retain our most productive consultants or maintain the quality of service to which our clients are accustomed, and the ability of a departing consultant to move business to his or her new employer could result in a loss of client business.

Economic disturbance in the geographic regions and the industries from which we derive a significant portion of our revenues could undermine our future profitability.

  Demand for our services is significantly affected by the general level of economic activity in the geographic regions and industries in which we operate. When economic activity slows, many companies hire fewer permanent employees. Therefore, a significant economic downturn, on a global basis, in North America, or in other regions or industries where our operations are heavily concentrated, such as the advanced technology and financial services industries, could harm our business, results of operations or financial condition. Approximately 23% of our total assignments were in the advanced technology industry, and 16% of our total assignments were in the financial services industry, both of which have experienced volatility recently.

We face risks associated with political instability, legal requirements and currency fluctuations in our international operations.

  We operate in 41 countries and generate approximately half our total revenue from operations outside of North America. There are certain risks inherent in transacting business worldwide, such as:

  . changes in and compliance with applicable laws and regulatory requirements;

  .  tariffs and other trade barriers;

  .  difficulties in staffing and managing global operations;

  .  problems in collecting accounts receivable;

  .  political instability;

  .  fluctuations in currency exchange rates;

  .  repatriation controls; and

  .  potential adverse tax consequences.

We have no hedging or similar foreign currency contracts, and therefore fluctuations in the value of foreign currencies could harm our global operations. We cannot assure you that one or more of these factors will not harm our business, financial condition or results of operations.

We are limited in our ability to recruit employees of our clients and we could lose those opportunities to our competition, which could harm our business.

  Either by agreement with clients, or for client relations or marketing purposes, recruitment firms frequently refrain, for a specified period of time, from recruiting employees of a client when conducting searches on behalf of other clients. These off-limits agreements can generally remain in effect for up to two years following completion of an assignment. The duration and scope of the off-limits agreement, including whether it covers all operations of the client and its affiliates or only certain divisions of a client, generally are subject to negotiation or internal policies and may depend on factors such as the length of the client relationship, the frequency with which the recruitment firm has been engaged to perform searches for the client and the amount of revenue the recruitment firm has generated or expects to generate from the client. Some of our clients are recognized as industry leaders and employ a significant number of qualified candidates who are potential recruitment candidates for other companies. Our inability to recruit employees of these clients may make it difficult for us to obtain search assignments from, or to fulfill search assignments for, other companies in that client's industry. We cannot assure you that off-limits agreements will not impede our growth or our ability to attract and serve new clients, or otherwise harm our business.

We face significant uncertainty associated with our acquisition-related growth, and our acquisitions may prove less successful than we anticipated.

  Our ability to grow and remain competitive may depend on our ability to consummate strategic acquisitions of other executive search firms and other recruitment and technology companies. Although we evaluate possible acquisitions, we cannot assure you that we will be successful in identifying, financing and completing such acquisitions. An acquired business may not achieve desired levels of revenue, profitability or productivity or otherwise perform as expected. In addition, growth through acquisition of existing firms involves risks such as:

  .  diversion of management's attention;

  .  difficulties in the integration of acquired operations;

  .  difficulties in retaining personnel;

  .  actual or perceived change of strategy;

  .  increased off-limits conflicts;

  .  assumption of liabilities not known at the time of acquisition; and

  .  tax and accounting issues.

We may finance future acquisitions in whole or in part with common stock, indebtedness or cash, which could cause dilution or increase our leverage.

If we fail to promote our technology based services, our business may not grow as anticipated.

  The growth of some of our services, including Futurestep and other technology based services, depends on the relationships that our executive recruitment consultants have with clients. These relationships were typically developed through our executive recruitment business. If our executive recruitment consultants do not promote these other services to our clients, the revenue growth and profitability of these services could be harmed.

In the future, we may be unable to manage our growth effectively, which could harm our business.

  Our future growth will result in new and increased responsibilities for our management personnel as well as increased demands on our internal systems, procedures and controls, and our managerial, financial, marketing, information and other resources. These new responsibilities and demands may adversely affect our performance. We also intend to continue to develop new practice areas or lines of business complementary to our core services, which may have start-up and maintenance costs that could be substantial. Our failure to continue to improve our internal systems, procedures and controls, or otherwise to manage growth successfully could harm our business, results of operations or financial condition.

Our financial results may suffer if Futurestep does not become profitable.

  Futurestep has incurred operating losses of $45.8 million from inception through July 31, 2000 and is currently not profitable. The limited operating history of Futurestep makes the prediction of future results of operations difficult and we cannot assure you that Futurestep's operating losses will not increase in the future or that Futurestep will ever achieve or sustain profitability. If Futurestep does not become profitable, our financial results may suffer. The success of Futurestep is dependent on the use of the Internet by candidates, our ability to attract candidates to Futurestep's website and client acceptance of Futurestep's recruitment services.

Any termination of our business relationship with The Wall Street Journal could harm Futurestep's business.

  We believe the contract among us, Futurestep and The Wall Street Journal is important for attracting candidates and clients to Futurestep. The initial term of the contract extends through June 2001. The contract with The Wall Street Journal obligates Futurestep and us to make minimum annual payments to The Wall Street Journal for print and online advertising during its initial term and requires significant payments by Futurestep and us in the event the contract is terminated prior to expiration of the initial term or any renewal term. Premature termination or nonrenewal of the contract with The Wall Street Journal could harm the growth of Futurestep's business, results of operations or financial condition.

If we are unable to retain our executive officers and key personnel, or to integrate new members of our senior management that are critical to our business, we may not be able to successfully manage our business in the future.

  Our future success depends upon the continued service of our executive officers and other key management personnel. If we lose the services of one or more of our executives or key employees, or if one or more of them decides to join a competitor or otherwise compete directly or indirectly with us, we may not be able to successfully manage our business or achieve our business objectives. In addition, we have not yet appointed a permanent chief executive officer or a chief financial officer to manage the business and financial operations of Futurestep. Changes in management of either Korn/Ferry or Futurestep could also lead to changes in our strategy or operations.

We rely heavily on our information systems and if we lose that technology, or fail to further develop our technology, our business could be harmed.

  Our success depends in large part upon our ability to store, retrieve, process and manage substantial amounts of information, including our client and candidate databases. To achieve our strategic objectives and to remain competitive, we must continue to develop and enhance our information systems. This may require the acquisition of equipment and software and the development, either internally or through independent consultants, of new proprietary software. Our inability to design, develop, implement and utilize, in a cost-effective manner, information systems that provide the capabilities necessary for us to compete effectively, or any interruption or loss of our information processing capabilities, for any reason, could harm our business, results of operations or financial condition.

Our success depends on our ability to maintain our professional reputation and brand name.

  We depend on our overall reputation and brand name recognition to secure new engagements and hire qualified professionals. Our success also depends on the individual reputations of our professionals. We obtain a majority of our new engagements from existing clients or from referral by those clients. Any client who is dissatisfied with our work can adversely affect our ability to secure those new engagements. If any factor hurts our reputation, including poor performance, we may experience difficulties in competing successfully for both new engagements and qualified consultants. Failure to maintain our professional reputation and brand name could seriously harm our business.

We are subject to potential legal liability from both clients and employers, and our insurance coverage may not cover all of our potential liability.

  We are exposed to potential claims with respect to the recruitment process. A client could assert a claim for matters such as breach of an off-limits agreement or recommending a candidate who subsequently proves to be unsuitable for the position filled. Further, the current employer of a candidate whom we place could file a claim against us alleging interference with an employment contract. In addition, a candidate could assert an action against us for failure to maintain the confidentiality of the candidate's employment search or for alleged discrimination or other violations of employment law by one of our clients. We cannot assure you that our insurance will cover all claims or that our insurance coverage will continue to be available at economically feasible rates.

Risks Relating To This Offering

Future sales of our common stock could cause the price of our shares to decline.

  After the offering, we will have an aggregate of 37,445,292 shares of common stock outstanding, of which 17,536,695 will be subject to restrictions on sale pursuant to a contractual liquidity schedule between us and the stockholders. Under the terms of the liquidity schedule the selling stockholders could sell additional shares in February 2002 and 2003. We have also issued unexercised options to purchase 7,157,967 shares and may issue options to purchase an additional 5,046,475 shares under our performance award plan. We may also amend this plan in the future to provide for more issuable shares. Future sales of substantial amounts of our stock, or the perception that such sales could occur, could adversely affect the market price of our stock and could impair our future ability to raise capital through the sale of our equity securities. In addition, we have the authority to issue additional shares of our common stock and shares of one or more series of preferred stock. The issuance of additional shares or options could result in the dilution of the voting power of the shares of your common stock purchased in this offering, and could have a dilutive effect on earnings per share.

The anti-takeover measures we have adopted may reduce the likelihood of an acquisition of us, and may adversely affect the market value of our stock.

  Our certificate of incorporation, bylaws and applicable law contain provisions that could have the effect of inhibiting a non-negotiated merger or other business combination. In particular, our certificate provides for a staggered board of directors and does not permit cumulative voting. In addition, our certificate authorizes our board to issue shares of preferred stock, and fix the rights and preferences thereof, without a vote of our stockholders. Although no shares of preferred stock are presently outstanding, and we have no present plans to issue any shares of preferred stock, your rights as a holder of common stock may be adversely affected by the rights of holders of any preferred stock that may be issued in the future. Some of these provisions may have anti-takeover effects and may delay, deter or prevent a change in control that you might otherwise consider in your best interests. Moreover, the existence of these provisions may depress the market price of our common stock. Our bylaws also limit your ability to raise certain matters at a meeting of stockholders without giving advance notice.

Our stock price may fluctuate and may trade below the price in this offering.

  The market price of our common stock has fluctuated since our initial public offering, and could continue to fluctuate after this offering. The factors described in this prospectus could lead to these fluctuations, as well as volatility in the stock market in general. As a result, the trading price of our stock could be less than the price in this offering.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  We have included or incorporated by reference in this prospectus statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements.

  Information regarding important factors that could cause actual results to differ, perhaps materially, from those in our forward-looking statements is contained under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in this prospectus. These factors include, among others:

  .  our future revenue opportunities with existing and future clients;

  . our future expense levels, including, sales and marketing and general and administrative expenses and amortization of goodwill and other intangibles;

  .  our future acquisitions and investments;

  .  our future capital needs; and

  .  future financial pronouncements.

  When we use words such as "believe," "expect," "anticipate" or similar words, we are making forward-looking statements. You should not rely on these forward-looking statements, which apply only as of the date of this prospectus. Our actual actions and strategies and our future results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements.

                                USE OF PROCEEDS

  We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders in this offering.

  We are undertaking this offering to address four important objectives:

  .  provision of liquidity to our stockholders;

  .  orderly entry of shares into the market;

  .  increased public float; and

  .  broader ownership of our common stock.

                                DIVIDEND POLICY

  Since our initial public offering, we have not paid any dividends. Future dividend policy will depend on our earnings, capital requirements, financial condition and other factors considered relevant by our board of directors. We intend to retain future earnings to finance our operations and growth, and do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Our credit facility also contains provisions that may limit our ability to pay dividends.

                           COMMON STOCK PRICE RANGE

  Our common stock commenced trading on the New York Stock Exchange under the symbol "KFY" on February 12, 1999. Prior to that date, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported on the New York Stock Exchange Composite Tape.

                                                                  Common Stock
                                                                      Price
                                                                  -------------
                                                                   High   Low
                                                                  ------ ------
   Fiscal Year Ended April 30, 1999
     Fourth Quarter.............................................. $14.63 $11.00
   Fiscal Year Ended April 30, 2000
     First Quarter...............................................  17.00  11.75
     Second Quarter..............................................  25.25  12.50
     Third Quarter...............................................  39.00  20.75
     Fourth Quarter..............................................  44.13  21.38
   Fiscal Year Ended April 30, 2001
     First Quarter...............................................  36.63  21.13
     Second Quarter..............................................  40.44  29.69
     Third Quarter (through November 2, 2000)....................  38.00  34.44

  A recent reported last sale price per share for our common stock on the New York Stock Exchange is set forth on the cover page of this prospectus. As of October 31, 2000, there were 452 holders of record of our common stock.

                                 CAPITALIZATION

  The following table sets forth our cash and cash equivalents and capitalization as of July 31, 2000.

                                                                     As of
                                                                 July 31, 2000
                                                                 --------------
                                                                 (in thousands,
                                                                  except share
                                                                 and per share
                                                                     data)
Cash and cash equivalents.......................................    $ 66,665
                                                                    ========
Long-term debt..................................................    $ 18,109
Stockholders' equity:
  Preferred stock, par value $0.01; 50,000,000 shares
   authorized, no shares issued and outstanding.................         --
  Common stock, par value $0.01; 150,000,000 shares authorized,
   37,189,817 shares issued and outstanding.....................     290,040
  Deficit.......................................................     (25,608)
  Accumulated other comprehensive loss..........................      (6,484)
  Notes receivable from stockholders............................      (7,617)
                                                                    --------
Total stockholders' equity......................................     250,331
                                                                    --------
Total capitalization............................................    $268,440
                                                                    ========

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data with respect to each of the years in the five-year period ended April 30, 2000, have been derived from our consolidated financial statements. The data provided as of and for the three months ended July 31, 1999 and 2000 are unaudited, but in the opinion of management include all adjustments consisting only of normal recurring accruals and other adjustments that management considers necessary for a fair statement of the results for these periods. The information set forth below is not necessarily indicative of the results of future operations and should be read together with the consolidated financial statements and notes that are included in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                             Three Months
                                  Fiscal Year Ended April 30,               Ended July 31,
                          -----------------------------------------------  -----------------
                            2000     1999      1998      1997      1996      2000     1999
                          -------- --------  --------  --------  --------  -------- --------
                                 (in thousands, except share and per share data)
Consolidated Statement                                                        (unaudited)
 of Operations Data:
Revenue.................  $500,743 $356,075  $300,954  $259,067  $218,069  $173,623 $104,780
Compensation and
 benefits...............   298,908  226,568   197,790   166,854   140,721   106,559   64,733
General and
 administrative
 expenses...............   147,030   94,860    87,797    74,153    63,774    48,524   29,802
Non-recurring charges...       --    89,202       --        --        --        --       --
                          -------- --------  --------  --------  --------  -------- --------
Operating profit
 (loss).................    54,805  (54,555)   15,367    18,060    13,574    18,540   10,245
Interest and other
 income (expense).......     2,966     (285)   (1,411)     (815)     (911)       44      688
                          -------- --------  --------  --------  --------  -------- --------
Income (loss) before
 provision for income
 taxes and non-
 controlling
 stockholders'
 interest...............    57,771  (54,840)   13,956    17,245    12,663    18,584   10,933
Provision for income
 taxes..................    24,126    9,026     6,687     6,658     3,288     7,806    4,591
Non-controlling
 stockholders'
 interest...............     2,834    2,560     2,025     1,588     1,579       771      738
                          -------- --------  --------  --------  --------  -------- --------
Net income (loss).......  $ 30,811 $(66,426) $  5,244  $  8,999  $  7,796  $ 10,007 $  5,604
                          ======== ========  ========  ========  ========  ======== ========
Net income (loss) per
 share:
  Basic.................  $    .85 $  (2.37) $    .24  $    .42  $    .38  $    .27 $    .16
  Diluted...............       .82    (2.37)      .23       .40       .36       .26      .15
Weighted average common
 shares outstanding:
  Basic.................    36,086   28,086    21,885    21,382    20,390    36,890   35,755
  Diluted...............    37,680   28,086    23,839    23,481    23,019    38,285   36,268
Revenue by Business
 Segment:
  Executive recruitment:
   North America........  $271,313 $185,525  $154,903  $125,767  $103,558  $ 96,131 $ 57,227
   Europe...............   112,045  101,515    81,543    74,891    67,504    33,893   25,151
   Asia/Pacific.........    48,603   35,024    34,411    33,547    28,168    13,182   11,139
   Latin America........    30,488   29,673    30,097    24,862    18,839     8,836    7,288
  Futurestep............    38,294    4,338       --        --        --     21,581    3,975

                                       As of April 30,                   As of
                         --------------------------------------------  July 31,
                           2000     1999     1998     1997     1996      2000
                         -------- -------- -------- -------- -------- -----------
                                              (in thousands)
Consolidated Balance
 Sheet Data:                                                          (unaudited)
Cash and cash
 equivalents............ $ 86,975 $113,741 $ 32,358 $ 25,298 $ 26,640 $    66,665
Working capital.........   83,048  117,922   26,573   20,051   22,006      52,401
Total assets............  475,994  304,124  176,371  148,405  126,341     479,565
Total long-term debt....   16,916    2,360    6,151    3,206    3,922      18,109
Total mandatorily
 redeemable stock and
 stockholders' equity...  231,224  172,686   58,754   50,812   43,075     250,331

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read together with the consolidated financial statements and notes appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that may involve risks and uncertainties. Actual results may differ materially from those indicated in these forward-looking statements.

Results of Operations

  The following table summarizes the results of our operations as a percentage of revenue for the periods indicated:

                                            Fiscal Year
                                               Ended          Three Months
                                             April 30,       Ended July 31,
                                           ----------------  -----------------
                                           2000  1999  1998   2000      1999
                                           ----  ----  ----  -------   -------
   Revenue................................ 100%  100%  100%      100%      100%
   Compensation and benefits..............  60    64    66        61        62
   General and administrative expenses....  29    27    29        28        28
   Non-recurring charges..................  --    25    --        --        --
   Operating profit (loss) (1)............  11   (15)    5        11        10
   Net income (loss)......................   6   (19)    2         6         5

--------
(1) For the fiscal years ended April 30, 2000 and 1999, operating profit as a percentage of revenue excluding Futurestep and non-recurring charges is 17% and 13%, respectively. For the three months ended July 31, 2000 and 1999, operating profit as a percentage of revenue excluding Futurestep losses of $8.5 million and $5.7 million is 18% and 16%, respectively.

  We experienced growth in executive recruitment revenue in all geographic regions from fiscal 1998 through the three months ended July 31, 2000, except for Latin America in fiscal 1999 due primarily to the devaluation of the Brazilian Real. The following tables summarize our revenue and operating profit (loss), excluding non-recurring items in fiscal 1999, by geographic region for the periods indicated. We include executive recruitment revenue generated from our operations in Mexico with Latin America.

                                     Fiscal Year Ended April 30,                Three Months Ended July 31,
                          -------------------------------------------------- ---------------------------------
                                2000             1999             1998             2000             1999
                          ---------------- ---------------- ---------------- ---------------- ----------------
                          Dollars  Percent Dollars  Percent Dollars  Percent Dollars  Percent Dollars  Percent
                          -------- ------- -------- ------- -------- ------- -------- ------- -------- -------
                                                   (in thousands, except percentages)
Revenue
Executive recruitment:
 North America..........  $271,313    54%  $185,525    52%  $154,903    52%  $ 96,131    55%  $ 57,227    55%
 Europe.................   112,045    22    101,515    29     81,543    27     33,893    20     25,151    24
 Asia/Pacific...........    48,603    10     35,024    10     34,411    11     13,182     8     11,139    10
 Latin America..........    30,488     6     29,673     8     30,097    10      8,836     5      7,288     7
Futurestep..............    38,294     8      4,338     1                      21,581    12      3,975     4
                          --------   ---   --------   ---   --------   ---   --------   ---   --------   ---
 Total Revenue..........  $500,743   100%  $356,075   100%  $300,954   100%  $173,623   100%  $104,780   100%
                          ========   ===   ========   ===   ========   ===   ========   ===   ========   ===

                                  Fiscal Year Ended April 30,               Three Months Ended July 31,
                          ----------------------------------------------- ---------------------------------
                               2000            1999            1998            2000             1999
                          --------------- --------------- --------------- ---------------- ----------------
                          Dollars  Margin Dollars  Margin Dollars  Margin Dollars  Percent Dollars  Percent
                          -------  ------ -------  ------ -------  ------ -------  ------- -------  -------
                                               (in thousands, except percentages)
Operating Profit (loss)
 excluding non-recurring
 charges (1)
Executive recruitment:
 North America..........  $52,783   19.5% $27,435   14.8% $10,138    6.5% $18,176   18.9%  $10,046   17.6%
 Europe.................   13,034   11.6    8,331    8.2     (540)  (0.7)   4,857   14.3     3,169   12.6
 Asia/Pacific...........    5,174   10.6    3,543   10.1      620    1.8    1,774   13.5     1,055    9.5
 Latin America..........    7,692   25.2    7,916   26.7    5,973   19.8    2,247   25.4     1,636   22.4
Futurestep..............  (23,878)        (12,578)           (824)         (8,514)          (5,661)
                          -------   ----  -------   ----  -------   ----  -------   ----   -------   ----
 Total Operating
  Profit................  $54,805   10.9% $34,647    9.7% $15,367    5.1% $18,540   10.7%  $10,245    9.8%
                          =======   ====  =======   ====  =======   ====  =======   ====   =======   ====

--------
(1) Operating profit (loss) by geographic region in fiscal 1999 excludes non-recurring charges of: $83,829 in North America, $4,514 in Europe and $859 in Asia/Pacific.

  Three Months Ended July 31, 2000 Compared to Three Months Ended July 31,
1999

  Revenue. Revenue increased $68.8 million, or 66%, to $173.6 million for the three months ended July 31, 2000 from $104.8 million for the three months ended July 31, 1999. The increase in revenue was primarily the result of an increase in the number of engagements with a corresponding increase in the number of consultants, an increase in the average fee per engagement and revenue from Futurestep in the current three month period.

  In North America, executive recruitment revenue increased $38.9 million, or 68%, to $96.1 million for the three months ended July 31, 2000 from $57.2 million for the comparable period in fiscal 2000. This revenue growth is due mainly to an increase in both the number of engagements and the average fee per engagement compared to the prior fiscal year and includes revenue of approximately $10.7 million related to businesses acquired in the prior fiscal year. The Advanced Technology, Financial Services and Industrial specialty practices delivered particularly strong performances. In Europe, executive recruitment revenue increased $8.7 million, or 35%, to $33.9 million for the three months ended July 31, 2000 from $25.2 million for the three months ended July 31, 1999. Excluding the negative effects of foreign currency translation into the U.S. dollar, revenue would have increased approximately 48% on a constant dollar basis. This revenue growth is due mainly to particular strength in France and United Kingdom in the current three month period and revenue related to the business in Germany acquired in the prior year third quarter. Executive recruitment revenue in Asia/Pacific increased $2.0 million, or 18%, to $13.2 million for the three months ended July 31, 2000 from $11.1 million for the comparable period in the prior year primarily due to an increase in average fee per engagement. The increase in executive recruitment revenue in Latin America of $1.5 million, or 21%, to $8.8 million for the three months ended July 31, 2000 from $7.3 million for the comparable three month period in fiscal 2000 is attributable primarily to continued strong performance in Mexico and the improvement in the Brazilian economy compared to the prior year three month period. The effect of foreign currency translation into the U.S. dollar was not material to reported revenue in Asia/Pacific or Latin America.

  Futurestep revenue of $21.6 million for the three months ended July 31, 2000 is primarily attributable to an increase in new engagements and reflects substantial completion of the worldwide roll-out of the business and the acquisition of the ESS business of PA Consulting in the three months ended January 31, 2000.

  Compensation and Benefits. Compensation and benefits expense increased $41.9 million, or 65%, to $106.6 million for the three months ended July 31, 2000 from $64.7 million for the comparable period ended July 31, 1999 due primarily to an increase in the number of employees from the prior year. Excluding the increase in Futurestep expenses of $14.5 million, compensation and benefits as a percentage of revenue decreased slightly to 60.6% in the most recent three month period from 61.2% in the three months ended July 31, 1999.

  General and Administrative Expenses. General and administrative expenses consist of occupancy expense associated with our leased premises, information and technology infrastructure, marketing and other general office expenses. General and administrative expenses increased $18.7 million, or 63%, to $48.5 million for the three months ended July 31, 2000 from $29.8 million for the three months ended July 31, 1999. As a percentage of revenue, general and administrative expenses, excluding Futurestep related expenses, declined to 21.6% for the three months ended July 31, 2000 from 23.0% for the comparable period in 1999. The decrease primarily reflects the higher percentage increase in revenue in the current three month period.

  Operating Profit. Operating profit increased $8.3 million in the three months ended July 31, 2000, to $18.5 million, or 10.7% of revenue from $10.2 million, or 9.8% of revenue in the prior year three month period. Excluding the Futurestep loss of $8.5 million, operating profit for the three months ended July 31, 2000 increased $11.1 million, or 70% to $27.1 million compared to the three months ended July 31, 1999. Operating profit, excluding Futurestep, as a percentage of revenue was 17.8% and 15.8% for the three months ended July 31, 2000 and 1999, respectively. For the current three month period, operating margins, on this same basis, increased in all regions compared to the prior year three month period due primarily to the increase in revenue in all regions and a decline in general and administrative expense as a percentage of revenue in all regions except Latin America.

  Interest expense. Interest expense increased $.9 million in the three months ended July 31, 2000, to $1.7 million from $.8 million in the prior year, primarily due to an increase in notes payable to shareholders resulting from acquisitions in the fourth quarter of fiscal 2000.

  Provision for Income Taxes. The provision for income taxes increased $3.2 million to $7.8 million for the three months ended July 31, 2000 from $4.6 million for the comparable period ended July 31, 1999. The effective tax rate was 42% for the current and the prior year three month periods.

  Non-controlling Shareholders' Interest. Non-controlling shareholders' interest is comprised of the non-controlling shareholders' majority interest in our Mexico subsidiaries. Non-controlling shareholders' interests remained relatively flat at $0.8 million in the current three month period and $.7 million in the comparable prior year period.

  Year Ended April 30, 2000 Compared to Year Ended April 30, 1999

  Revenue. Revenue increased $144.6 million, or 41%, to $500.7 million for fiscal 2000 from $356.1 million for fiscal 1999. The increase in revenue was primarily the result of a 17% increase in the number of executive recruitment engagements, supported by a 10% increase in the average number of executive recruitment consultants; a 13% increase in the average fee per executive recruitment engagement; and revenue from Futurestep and acquisitions in fiscal 2000.

  In North America, executive recruitment revenue increased $85.8 million, or 46%, to $271.3 million for fiscal 2000 from $185.5 million for fiscal 1999. In Asia/Pacific, executive recruitment revenue increased $13.6 million, or 39% to $48.6 million for fiscal 2000 compared to $35.0 million in the prior fiscal year. Executive recruitment revenue growth in North America and Asia/Pacific was attributable primarily to an increase in the number of engagements, supported by an increase in the average number of consultants. In North America, this revenue growth was also driven by an increase of 16% in the average fee per engagement compared to the prior fiscal year and revenue from acquisitions in the current fiscal year. In Europe, executive recruitment revenue increased $10.5 million, or 10%, to $112.0 million in fiscal 2000 from $101.5 million in the prior fiscal year. Excluding the negative effects of foreign currency translation into the U.S. dollar, and the acquisition in Germany, executive recruitment revenue increased approximately 6% on a constant dollar basis primarily due to an increase in the number of engagements and average fee per engagement. In Latin America, total executive recruitment revenue increased approximately 3% in fiscal 2000 as compared to fiscal 1999. Excluding the negative effects of foreign currency translation into the U.S. dollar, revenue increased 9% on a constant dollar basis primarily due to an increase in the number of engagements.

  Futurestep revenue of $38.3 million for fiscal 2000, including $7.3 million related to the acquisition of the ESS business of PA, is primarily attributable to an increase in the number of engagements in the current year and reflects substantial completion of the worldwide roll-out of the business. Futurestep has increased its worldwide presence from one country, the United States, at April 30, 1999 to 20 countries at April 30, 2000.

  Compensation and Benefits. Compensation and benefits increased $72.3 million, or 32%, to $298.9 million in fiscal 2000 from $226.6 million in fiscal 1999, mainly due to an increase in the number of employees from the prior fiscal year. Excluding the increase in Futurestep expenses of $17.6 million, compensation and benefits increased $54.7 million in fiscal 2000 versus the prior fiscal year, primarily due to a 10% increase in the average number of executive recruitment consultants. On the same basis, excluding Futurestep related expenses, compensation and benefits as a percentage of revenue, decreased to 59.6% in fiscal 2000 from 60.1% in fiscal 1999.

  General and Administrative Expenses. General and administrative expenses consist of occupancy expenses associated with our leased premises, information and technology infrastructure, marketing and other general office expenses. General and administrative expenses increased $52.1 million, or 55%, to $147.0 million in fiscal 2000 from $94.9 million in fiscal 1999. This increase was attributable largely to an increase in Futurestep expenses of $27.7 million, primarily related to advertising and business development in the current year and the cost of facilities to support the international expansion. As a percentage of revenue, general and administrative expenses, excluding Futurestep related expenses, declined to 23.4% in fiscal 2000 from 26.5% in fiscal 1999. The decrease primarily reflects a higher percentage increase in revenue in the current fiscal year.

  Operating Profit. Operating profit was $54.8 million, or 11% of revenue compared to an operating loss of $54.6 million in the prior fiscal year. Excluding the Futurestep operating losses of $23.9 million and $12.6 million in fiscal 2000 and 1999, respectively, and the one-time non-recurring items of $89.2 million in fiscal 1999 ("comparable basis"), operating profit for the current fiscal year increased $31.5 million, or 67% to $78.7 million compared to $47.2 million in the prior fiscal year. Operating profit, on a comparable basis, as a percentage of revenue excluding Futurestep revenue was 17% for the twelve months ended April 30, 2000 and 13% for the same period in 1999. For fiscal 2000, operating margins, on the same basis, increased in all regions except Latin America compared to the prior fiscal year. The increase in North America was due primarily to the increase in revenue and the decline in general and administrative expense as a percentage of revenue. The increase in Europe was due primarily to the decline in general and administrative expense as a percentage of revenue.

  The percentage of our operating profit, on a comparable basis, contributed by North America increased to 67% for the current fiscal year from 58% in the prior fiscal year, driven primarily by the increase in revenue. The percentage of our operating profit contributed by the European and Asia/Pacific regions remained relatively flat at 17% and 7%, respectively, in the current and prior fiscal years. The Latin America region contribution decreased to 10% for the current fiscal year from 17% in the prior fiscal year due primarily to the increased contribution of operating profit by North America in fiscal 2000.

  Interest Income and Other Income, Net. Interest income and other income, net includes interest income of $6.7 million and $3.8 million for fiscal 2000 and 1999, respectively. The increase in interest income of $2.9 million is due primarily to interest income from the investment of proceeds received in the initial public offering in marketable securities, largely short term municipals.

  Provision for Income Taxes. The provision for income taxes increased $15.1 million to $24.1 million in fiscal 2000 from $9.0 million in fiscal 1999. The effective tax rate for fiscal 2000 remained relatively flat at 41.8%, compared to 42.0% in the prior fiscal year.

  Non-controlling Shareholders' Interest. Non-controlling shareholders' interest is comprised of the non-controlling shareholders' majority interest in our Mexico subsidiaries. Non-controlling shareholders' interest increased $0.2 million to $2.8 million in fiscal 2000 from $2.6 million in fiscal 1999 and primarily reflects a corresponding increase in net income generated by our Mexico subsidiaries in fiscal 2000.

  Year Ended April 30, 1999 Compared to Year Ended April 30, 1998

  Revenue. Revenue increased $55.1 million, or 18.3%, to $356.1 million for fiscal 1999 from $301.0 million for fiscal 1998. The increase in revenue was primarily the result of a 15% increase in the number of assignments, supported by a 14% increase in the average number of consultants, and revenue from Futurestep in fiscal 1999.

  In North America, revenue increased $30.6 million, or 19.8%, to $185.5 million for fiscal 1999 from $154.9 million for fiscal 1998. In Europe, revenue increased $20.0 million, or 24.5%, to $101.5 million in fiscal 1999 from $81.5 million in the prior fiscal year. In Asia/Pacific and Latin America, total revenue remained relatively flat in fiscal 1999 as compared to fiscal 1998 with an increase of 1.8% and a decrease of 1.4% in these regions, respectively.

  Revenue growth in North America and Europe was attributable mainly to a 26% and 19% increase, respectively, in the number of engagements driven by an increase of 16% and 12%, respectively, in the average number of consultants. In North America, the growth in revenue also reflects Futurestep revenue of $4.3 million in fiscal 1999. The growth in revenue in Europe primarily reflects the additional revenue generated from the acquisition of businesses in France and Switzerland completed in the beginning of fiscal 1999 and two offices that were opened in late fiscal 1998. The relatively flat total revenue for Asia/Pacific and Latin America in fiscal 1999 and fiscal 1998 were attributable to economic uncertainties in these regions. The economic conditions in Asia/Pacific that began in late fiscal 1998 broadly impacted the region while the Latin American region was primarily impacted by a sharp decline in the Brazilian economy in the third quarter of fiscal 1999.

  Compensation and Benefits. Compensation and benefits increased $28.8 million, or 14.6%, to $226.6 million in fiscal 1999 from $197.8 million in fiscal 1998. For fiscal 1999, the bonus component of compensation and benefits expense was reduced by approximately 26% as a result of the implementation of our revised compensation program effective as of May 1, 1998 upon completion of the initial public offering, as compared to the prior year compensation program. Excluding Futurestep related expenses and reflecting the bonus reduction in fiscal 1998, compensation and benefits as a percentage of revenue, increased slightly to 60.0% in fiscal 1999 from 59.4% in fiscal 1998. The $32.9 million increase, on the same basis, reflected an 11.2% increase in the average number of executive recruitment consultants in fiscal 1999 compared to the prior fiscal year.

  General and Administrative Expenses. General and administrative expenses increased $7.1 million, or 8.1%, to $94.9 million in fiscal 1999 from $87.8 million in fiscal 1998. This increase was attributable largely to Futurestep expenses of $11.0 million in fiscal 1999, primarily related to business development. As a percentage of revenue, general and administrative expenses, excluding Futurestep related expenses, declined to 26.5% in fiscal 1999 from 29.1% in fiscal 1998. The decrease primarily reflects the higher percentage increase in revenue and the elimination of excess costs in fiscal 1999.

  Operating Profit. The operating loss of $54.6 million in fiscal 1999 represents a decrease of $70.0 million from operating profit of $15.4 million in fiscal 1998. The fiscal 1999 operating loss includes Futurestep losses of $12.6 million and non-recurring charges of $89.2 million. Excluding Futurestep revenue and expenses and the non-recurring charges, operating profit, as a percentage of revenue, increased to 13.4% in fiscal 1999 from 5.4% in fiscal 1998. For fiscal 1999, operating margins on this same basis increased in all regions compared to fiscal 1998 due to the increase in revenue and the reduced level of bonus expense previously discussed.

  Excluding the Futurestep loss and the non-recurring charges, the percentage of our operating profit contributed by North America decreased slightly to 58.1% from 62.6% in fiscal 1998. The Latin America region contribution decreased to 16.8% in fiscal 1999 from 36.9% in fiscal 1998 largely due to the percentage decline in revenue in the third and fourth quarters of fiscal 1999 while operating costs remained relatively constant. The percentage of our operating profit contributed by the European and Asia/Pacific regions increased to approximately 17.6% and 7.5%, respectively, in fiscal 1999 from (3.3%) and 3.8%, respectively, in fiscal 1998, primarily reflecting the decrease in the contribution by Latin America and the 24.5% increase in revenue in Europe in fiscal 1999.

  Interest Income and Other Income, Net. Interest income and other income, net includes interest income of $3.8 million and $2.8 million for fiscal 1999 and 1998 respectively. The increase in interest income of $1.0 million is due primarily to interest income from the investment of proceeds received in the initial public offering in marketable securities.

  Provision for Income Taxes. The provision for income taxes increased $2.3 million to $9.0 million in fiscal 1999 from $6.7 million in fiscal 1998. The effective tax rate for fiscal 1999 was 42.0%, excluding $76.3 million of non-recurring charges that are not tax deductible, compared to 47.9% in the prior fiscal year. The decrease in the effective tax rate resulted primarily from a decrease in foreign cash remittances which are treated as taxable income in the United States when received.

  Non-controlling Shareholders' Interest. Non-controlling shareholders' interest is comprised of the non-controlling shareholders' majority interest in our Mexico subsidiaries. Non-controlling shareholders' interest increased $.6 million to $2.6 million in fiscal 1999 from $2.0 million in fiscal 1998 and primarily reflects a corresponding increase in net income generated by our Mexico subsidiaries in fiscal 1999.

Quarterly Results

  The following table sets forth selected unaudited statement of operations data for the periods indicated. The unaudited quarterly information has been prepared on the same basis as the annual financial statements and, in management's opinion, includes all adjustments necessary to present fairly the information for the quarters presented. Results for any of these fiscal quarters are not necessarily indicative of results for the full fiscal year or for any future fiscal quarter.

                                                        Quarters Ended
                         ------------------------------------------------------------------------------------
                          Fiscal
                           2001                  Fiscal 2000                       Fiscal 1999
                         --------    ----------------------------------- ------------------------------------
                         July 31     July 31  Oct. 31  Jan. 31  April 30 July 31 Oct. 31  Jan. 31    April 30
                         --------    -------- -------- -------- -------- ------- -------  -------    --------
                                           (in thousands, except per share amounts)
Revenue................. $173,623(3) $104,780 $116,322 $122,075 $157,566 $84,745 $91,175  $88,466    $ 91,689
Operating profit
 (loss).................   18,540(3)   10,245   11,517   14,397   18,646   3,641   2,256   10,228(1)  (70,680)(2)
Net income (loss).......   10,007       5,604    6,502    8,285   10,420   1,519    (147)   5,105(1)  (72,903)(2)
Net income (loss) per
 share
  Basic.................      .27         .16      .18      .23      .29     .06    (.01)     .19       (2.15)
  Diluted...............      .26         .15      .17      .22      .27     .05    (.01)     .19       (2.15)

--------
(1) Fiscal 1999 third quarter results include a reduction in bonus expense of $10.2 million related to the first and second fiscal 1999 quarters and $5.4 million related to the third fiscal quarter, resulting from the implementation of our revised compensation program effective May 1, 1998 upon completion of the initial public offering, and non-recurring charges of $8.4 million related to improving operating efficiencies and the resignation of the former President and Chief Executive Officer.

(2) We recognized a non-recurring compensation and benefits expense of $79.3 million in the fourth quarter of fiscal 1999, at the completion of the initial public offering, comprised of (a) $49.3 million representing the difference between the issuance price of the shares issued by us in the period beginning twelve months before the initial filing date of the registration statement relating to the initial public offering and the fair market value of the shares at the date of grant, (b) $25.7 million from the completion of the redemption by us of certain shares of our capital stock, primarily the payment of additional redemption amounts to certain shareholders under the terms of a 1994 stock redemption agreement, and (c) $4.3 million from the payment of existing obligations to former holders of phantom units and stock appreciation rights. We also recognized additional non-recurring charges of $1.5 million related to costs, primarily severance and benefits expense, incurred to achieve operating efficiencies in fiscal 1999.

(3) Fiscal 2001 first quarter results include JobDirect revenue and operating loss of $.2 million and $.4 million, respectively.

Liquidity and Capital Resources

  We finance operating expenditures primarily through cash flows from operations. The following table presents selected financial information as of the end of the periods indicated:

                                         As of April 30,       As of July 31,
                                     ------------------------ ----------------
                                      2000     1999    1998    2000     1999
                                     ------- -------- ------- ------- --------
                                                  (in thousands)
   Working capital(1)............... $83,048 $117,922 $26,573 $52,401 $120,148
   Total long-term debt, net of
    current maturities..............  16,916    2,360   6,151  18,109    1,442
   Borrowings under life insurance
    policies........................  44,928   42,655  37,638  45,706   43,678

--------
(1) In February 1999, we received $124.3 million upon completion of our initial public offering.

  To manage timing differences between cash receipts and disbursements and provide additional liquidity, we maintain a $50 million credit facility with Mellon Bank, N.A. and Bank of America National Trust and Savings Association. The credit facility is an unsecured revolving facility that matures on February 12, 2002 and includes a standby letter of credit subfacility. Outstanding borrowings will bear interest at various rates based, at our option, on either a LIBOR index plus 1.4% or the bank's prime lending rate. The financial covenants include a minimum tangible net worth, maximum leverage ratio, interest coverage ratios and customary events of default. As of July 31, 2000 we had $28 million of outstanding borrowings under the revolving credit facility. There were no outstanding borrowings under the credit facility as of April 30, 2000 and 1999 and July 31, 1999.

  During the three months ended July 31, 2000 and 1999, cash used in operating activities was $64.0 million and $27.4 million, respectively, primarily for payment of bonuses accrued at each prior fiscal year end and an increase in accounts receivable reflecting the 66% increase in revenue in the current three month period.

  Cash provided by operating activities was $74.3 million, $38.7 million and $18.5 million for fiscal 2000, 1999 and 1998, respectively. The $35.6 million increase in operating cash flow in fiscal 2000 compared to the prior fiscal year is due primarily to an increase in net income of $13.3 million, excluding the non-recurring charges in the prior fiscal year and an increase in adjustments for non-cash expenses of $18.2 million in the current fiscal year. Net cash provided by operating activities in fiscal 2000 includes an increase in accounts payable and accrued liabilities compared to the prior year of $48.2 million due primarily to an increase in bonus expense, that was largely offset by an increase in accounts receivable and prepaid expenses of $44.2 million. The $20.2 million increase in operating cash flow in fiscal 1999 compared to the fiscal 1998 was due primarily to an increase in net income excluding non-recurring charges of $12.2 million and an increase in accounts payable and accrued liabilities of $13.6 million; offset by approximately $4.6 million of cash used for non-recurring charges consisting of severance and benefit payments related to staff downsizing, modification to existing stock repurchase agreements and office rationalization in fiscal 1999. See "Notes to Consolidated Financial Statements."

  Capital expenditures totaled $5.0 million and $3.6 million for the three months ended July 31, 2000 and 1999, respectively. These expenditures consisted primarily of systems hardware and software costs, upgrades to information systems and leasehold improvements. The $1.4 million increase in capital expenditures in the three months ended July 31, 2000 compared to the prior year period, primarily relates to increased fixed asset spending at Futurestep to support its worldwide infrastructure.

  Capital expenditures totaled approximately $22.9 million, $8.1 million and $9.9 million for fiscal 2000, 1999 and 1998, respectively. These expenditures consisted primarily of systems hardware and software costs, upgrades to information systems and leasehold improvements. The $14.8 million increase in capital expenditures in fiscal 2000 over the prior fiscal year, primarily relates to the installation of a new financial system in the United States. The overseas implementation of this system began in Europe in fiscal 2001 at an estimated additional cost to completion of approximately $5 million.

  Cash provided by investing activities was $11.3 million for the current three month period and cash used in investing activities was $.6 million for the three months ended July 31, 1999. In the current three month period, the increase in cash provided is due mainly to proceeds from the sale of marketable securities in excess of cash used in business acquisitions in the current year. Proceeds from the sale of marketable securities were $61.1 million and $7.8 million for the current and prior year three month periods, respectively. Purchases of marketable securities were $31.0 million in both fiscal 2000 and 1999. We invest in marketable securities to manage short-term cash flow requirements. We do not have any investments in marketable securities at July 31, 2000, but intend to continue to invest in these securities as cash from operations accumulates during the year.

  In the first quarter of fiscal 2001, we acquired the assets and liabilities of Westgate Group and JobDirect.com resulting in a net cash outflow of $36.8 million. In addition we paid $5.4 million related to two acquisitions in Canada in April 2000. In the first quarter of fiscal 2000, we acquired the assets and liabilities of the Australian business of Amrop International resulting in a net cash outflow of $1.8 million.

  In fiscal 2000, we completed ten acquisitions: seven in North America, one in Europe, one in Asia/Pacific, and the ESS business of PA for Futurestep. These acquisitions resulted in cash outflows of $42.6 million. In fiscal 1999, we purchased two executive recruitment firms in Europe which resulted in a net cash outflow of $1.3 million.

  In February 1996, we divested our 47% interest in Strategic Compensation Associates for a cash payment of $.4 million and $3.2 million in notes receivable with interest. The outstanding balance of the notes receivable at December 31, 1998 was paid in full, resulting in a net cash inflow of $2.3 million in fiscal 1999.

  Included in cash flows from investing activities are premiums paid on corporate-owned life insurance, or COLI, contracts. We purchase COLI contracts to provide a funding vehicle for anticipated payments due under our deferred executive compensation programs. For the three months ended July 31, 2000 and 1999, premiums on these COLI contracts were $2.7 million and $2.9 million, respectively. Premiums on these COLI contracts were $10.6 million, $12.4 million and $12.4 million in fiscal 2000, 1999 and 1998, respectively. Generally, we borrow against the cash surrender value of the COLI contracts to fund the COLI premium payments to the extent interest expense on the borrowings is deductible for U.S. income tax purposes. The fluctuation in premium payments over the past three fiscal years is attributable to the timing of payments.

  Cash provided by financing activities during the three month period ended July 31, 2000 was $31.6 million, comprised primarily of borrowings under our line of credit of $28.0 million, proceeds from stock options exercised of $1.9 million and receipts on shareholder notes of $1.5 million. Cash provided by financing activities during the three month period ended July 31, 1999 was $2.2 million which included borrowings from COLI contracts of $1.0 million and proceeds from sales of common stock of the Company to newly hired and promoted consultants and payments on the related promissory notes of $1.7 million.

  During fiscal 2000, cash provided by financing activities was $8.7 million, comprised primarily of borrowings under COLI contracts of $3.3 million, proceeds from stock options exercised of $6.1 million and sales of common stock of $2.3 million, offset by $1.0 million paid to repurchase common stock and make payments on the related notes.

  Cash provided by financing activities was $92.9 million during fiscal 1999, resulting primarily from net proceeds raised in the initial public offering of $124.3 million and $3.0 million from certain selling shareholders received in repayment of outstanding notes receivable; offset by $14.4 million used to repay our term loan and all outstanding indebtedness under our credit facility, $27.1 million to complete the redemption of shares of our capital stock, primarily shares owned by shareholders under the terms of a 1994 stock redemption agreement and the outstanding shares of Series A and B preferred stock and $4.3 million to pay existing obligations to former holders of phantom units and stock appreciation rights, resulting in net proceeds available for investment of $81.5 million. Prior to the initial public offering, we issued approximately 6.6 million shares of common stock to newly hired and promoted consultants for $36.1 million of which $16.7 million was received in cash and repurchased approximately 2.6 million shares of common stock from terminated employees for $21.9 million. In fiscal 1999, we also borrowed $6.0 million under COLI contracts and repaid bank borrowings and other debt aggregating $8.7 million.

  For the three months ended July 31, 2000 and 1999 total outstanding borrowings under life insurance policies were $45.7 million and $43.6 million, respectively. Total outstanding borrowings under life insurance policies were $44.9 million, $42.7 million and $37.6 million as of April 30, 2000, 1999 and 1998, respectively. These borrowings are secured by the cash surrender value of the life insurance policies, do not require principal payments and bear interest at various variable rates.

  We believe that cash on hand, investments in marketable securities, funds from operations and available borrowings under our credit facility will be sufficient to meet our anticipated working capital, capital expenditures, and general corporate requirements for the foreseeable future.

Euro Conversion

  As of January 1, 1999, several member countries of the European Union established fixed conversion rates among their existing local currencies, and adopted the Euro as their new common legal currency. The Euro trades on currency exchanges and the legacy currencies will remain legal tender in the participating countries for a transition period which expires January 1, 2002.

  During the transition period, cashless payments can be made in the Euro, and parties can elect to pay for goods and services and transact business using either the Euro or a legacy currency. Between January 1, 2002 and July 1, 2002, the participating countries will introduce Euro notes and coins and withdraw all legacy currencies so that they will no longer be available.

  We have assessed our information technology systems and determined that they allow for transactions to take place in both the legacy currencies and the Euro and accommodate the eventual elimination of the legacy currencies. We will continue to evaluate and upgrade our systems during the conversion period. Our currency risk may be affected as the legacy currencies are converted to the Euro. Accounting, tax and governmental legal and regulatory guidance generally has not been provided in final form and we will continue to evaluate issues involving introduction of the Euro throughout the transition period. The conversion to the Euro has not had a significant impact on our operations to date.

Recent Events

  In August 2000, we invested $8.0 million for a 16% equity investment in Webhire, the leading business services and technology solutions provider in the Internet recruitment marketplace.

Recently Issued Accounting Standards

  During 1998, FASB issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes new standards for reporting derivative and hedging information. The standard is effective for periods beginning after June 15, 2000 and will be adopted by us as of May 1, 2001. We do not expect that the adoption of this standard will have an impact on our consolidated financial statements or require additional disclosure since we do not currently utilize derivative instruments or participate in structured hedging activities.

  During fiscal 2000, we adopted the American Institute of Certified Public Accountants Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." and in the quarter ended July 31, 2000, we adopted the related Emerging Issues Task Force Issue No: 00-2 ("EITF 00-2"), "Accounting for Web Site Development Costs." The adoption of SOP 98-1 and EITF 00-2 did not have a material effect on the consolidated financial statements or our capitalization policy.

                                   BUSINESS

Business Overview

  We are the preeminent recruitment firm with the broadest global presence in the recruitment industry. Since 1969, when we opened our first office in Los Angeles, we have grown to 77 cities across 41 countries. In 1998 we extended our market reach into the middle management market with the introduction of Futurestep, our technology based recruitment service. Recently we have expanded our technology based services to enter the college recruitment and recruitment software markets. As of July 31, 2000, we have over 2,400 employees, including 639 consultants who are primarily responsible for our client relationships. Our clients include many of the world's largest and most prestigious public and private companies, middle-market and emerging growth companies as well as governmental and not-for-profit organizations. We provide the following recruitment services:

  Executive Recruitment. Executive recruitment, our core business, focuses on board level, chief executive and other senior executive positions for clients predominantly in the advanced technology, consumer goods, industrial, financial services, healthcare and professional services industries. We employed 532 executive recruitment consultants as of July 31, 2000, who performed over 2,200 assignments and generated $152.0 million in revenue during the three months ended July 31, 2000. Our worldwide executive recruitment databases contain the profiles of over 1,500,000 executives and over 400,000 companies which allow our consultants to quickly obtain information, communicate effectively with each other and provide more efficient service to our clients. The relationships that we develop through this business are valuable for introducing our other service offerings to clients.

  Middle Management Recruitment. Futurestep, our leading online middle management recruitment business, leverages technology, assessment tools, our brand name and search expertise combined with the reach of the Internet to provide a wide range of technology based recruitment services.
Futurestep performed over 800 assignments and generated $21.6 million in revenue during the quarter ended July 31, 2000. As of October 31, 2000, the Futurestep database contained over 840,000 candidates. We view this business and our ability to scale this market opportunity through the use of technology as a key component of our growth strategy.

  Other Technology Based Services. We continue to invest in technology to extend our market position and bring a broader set of capabilities and services to new and existing clients.

  . In July 2000, we acquired JobDirect, a leading online college recruitment company that provides technology outsourcing tools to our clients that enable them to track college graduates throughout the entire recruitment process.

  . In May 2000, we invested in Jungle Interactive Media, a company that provides Internet based information, entertainment, products and services to targeted groups within higher education, such as graduate school candidates, in order to facilitate student interaction with schools, recruiters, advertisers and other students.

  . In August 2000, we made a strategic investment in Webhire, the leading business services and technology solutions provider in the Internet recruitment marketplace.

  . In fiscal 2001, we intend to expand our global management assessment practice to cover North America and Latin America. This service is directed towards helping corporate leadership evaluate the individual and collective performance of their senior management teams.

  We intend to continue aggressively investing in technology solutions that open up new markets for us and enable us to provide a greater set of services to our clients and candidates.

Industry Overview

  We have historically operated in the executive search market and have aggressively used technology to expand our presence into the middle management search and college recruitment markets.

  Executive Recruitment. The executive recruitment market concentrates on searches for positions with annual compensation of $150,000 or more, which generally involve board level, chief executive and other senior executive positions. Kennedy Information estimates that revenues for the executive recruitment market in North America will exceed $10 billion in 2000. The industry is extremely fragmented, comprising approximately 4,000 firms, the top 10 of whom accounted for 11% of the total market in 1998. According to Executive Recruiter News, more than 80% of the retained firms and approximately 90% of the contingency firms each generated less than $2 million in revenue in 1998.

  The industry is comprised of retained and contingency search firms. Retained firms typically charge a fee for their services equal to approximately one-third of the annual cash compensation for the position being filled and bill for their services in three installments, irrespective of whether a position has been filled. Contingency firms generally work on a non-exclusive basis and are compensated only upon successfully placing a recommended candidate.

  Middle Management Recruitment. The middle management recruitment market focuses on searches for middle and lower management positions with annual compensation of $75,000 to $150,000. These firms usually operate on a contingency basis. This market has undergone a fundamental transformation over the past two years towards a technology based environment. Technology and the Internet have made identifying, targeting and reaching potential candidates much quicker. This market also benefits from the efficiencies of maintaining large databases of qualified candidates, employing advanced assessment software, and reducing placement times. As a result, technology enabled online recruiting services are becoming more important.

  College Recruitment. The college recruitment market focuses on placing undergraduate and graduate students in entry level positions with employers. We estimate that revenues for this market will exceed $3 billion in 2000. Most of this market is characterized by the hiring of large numbers, often hundreds or thousands, of students by Fortune 3000 corporations and other large organizations. Communicating with students, coordinating with career offices and managing the process are critical to successful hiring in this market.

  In addition to the executive, middle management and college recruitment markets, we believe that technology based recruitment and human resource management software tools address a significant and largely undeveloped market. As the labor markets continue to evolve, we believe that companies will increasingly use technology to become more effective in recruiting and hiring employees and in lowering their overall recruitment costs.

Industry Trends

  We believe that a number of favorable trends will contribute to the growth of the recruitment industry:

  One-Stop Shopping of Multiple Service Offerings. In choosing their recruitment and human resource service providers, companies are increasingly looking to those companies who can address all of their requirements from high-end executive search to college and intern recruiting. Clients, therefore, expect a broader range of service offerings to be performed by a fewer number of providers or a one-stop service provider of multiple service offerings to achieve lower cost through economies of scale. Since companies view human capital as a key element of their success, they seek to partner with companies who not only find and assess candidates and employees but also manage the movement of this strategic resource.

  Increased Use of Advanced Technology. The emphasis of the recruitment business is shifting from candidate identification to candidate assessment and placement. The emphasis on assessment and placement has largely been driven by enhancements in technology as it has become easier to identify candidates in online and offline databases. In addition, information technology and the Internet are creating efficient ways to manage the recruitment process and identify, recruit and assess candidates. At the same time, new barriers to entry into the executive recruitment industry are being created as investments in information technology become critical to serve clients' needs globally.

  Increased Outsourcing of Recruitment Functions. Recent economic factors are requiring companies to focus on core competencies and to outsource recruitment functions to providers who can efficiently provide high quality recruitment services. The current shortage of qualified management-level candidates have made identifying and recruiting exceptional candidates more difficult. Companies increasingly rely on experienced global executive recruitment firms to address their management recruitment needs. By hiring global executive recruitment firms, companies can expect to:

  . Access a diverse and highly qualified field of candidates on an as-needed basis;

  . Reduce the costs required to maintain and train a recruiting department in a rapidly changing industry;

  . Benefit from the most updated industry and specific geographic market information;

  .  Access leading search technology software; and

  .  Maintain management focus on strategic business issues.

  Globalization of Business. As the world markets continue to integrate into one global economy, more companies are required to supplement internal talent with experienced senior executives who can operate effectively in a global economy. The rapidly changing competitive environment increasingly challenges multinational and local companies to identify qualified executives with the right combination of skills, experience and cultural compatibility. Clients are increasingly turning only to those firms that have the necessary proven expertise and intimate knowledge of key industries and local markets that enables them to address their clients' global recruitment needs.

  Other Industry Trends. In addition to the industry trends mentioned above, we believe the following trends will also contribute to the growth of the recruitment industry:

  .  Increasing demand for managers with broader qualifications;

  .  Increasing desire by candidates to more actively manage their careers;

  . Aging baby-boom generation resulting in a smaller pool of available candidates; and

  .  Shortening executive management tenures and more frequent job changes.

Growth Strategy

  Our objective is to expand our position as the preeminent global recruitment firm. The principal elements of our strategy include:

  Expanding our Market Reach and Presence through Technology and Assessment Solutions. An advanced technology infrastructure has become a critical element of the recruitment business. We continue to invest in Futurestep and have invested in other recruitment technology solutions addressing the college and recruitment software markets. In the executive recruitment market, we have invested almost $40 million over the past three fiscal years to develop a state-of-the-art technology infrastructure, including a worldwide network and Searcher, our proprietary executive recruitment software. Recently, we introduced a pilot version of e-Korn/Ferry, our executive search Internet tool that allows executives to submit relevant employment information to us. This feature efficiently makes candidates accessible to our consultants, and over 25,000 candidates have participated in this pilot program to date. We will continue to invest aggressively in technology, including our exclusive candidate assessment tools, in order to further strengthen our relationships with our existing clients, attract new clients, expand into new markets and position ourselves to gain a competitive advantage in marketing complementary services.

  Leveraging our Leadership and Brand Name in Executive Recruitment. We believe that there are significant opportunities to extend our market share and develop new client relationships by aggressively marketing our proven global recruitment expertise. Our leadership in executive recruitment enables us to grow our business by increasing the number of recruitment assignments we handle for existing clients in all areas of recruitment. We also believe that our strong relationships and well-recognized brand name will enable us to introduce new services to our existing clients and potential new clients. We also believe that our brand name will allow us to market services, such as career management, directly to executives and other candidates who are actively seeking to manage their careers and build communities of candidates.

  Pursuing Strategic Acquisitions and Investments. We view strategic acquisitions and investments as a key component of our long-term growth strategy and will actively pursue opportunities that enhance and expand our technology position, consultancy expertise and specialization, geographic presence, client relationships and databases. In fiscal 2000, we completed a total of ten acquisitions. In executive recruitment, we completed four acquisitions in the United States, three in Canada, one in Germany and one in Australia. We also significantly expanded the international footprint of Futurestep through the acquisition of a business in the United Kingdom, with a presence in 17 countries in Europe and Asia/Pacific. In fiscal 1999, we completed the acquisition of two European executive recruitment firms with operations in France and Switzerland. Recently, we have acquired JobDirect and made investments in Webhire and Jungle Interactive Media.

Overview of Our Services

  We address the global recruitment needs of our clients at all levels of management by offering the following services:

Executive Recruitment Services

  Overview. Our executive recruitment services are used to fill executive-level positions, such as boards of directors, chief executive officers, chief financial officers and other senior executive officers. Once we are retained by a client to conduct an assignment, we assemble a team comprised of consultants with geographic, industry and functional expertise. Our search consultants serve as management advisors and work closely with the client in identifying, assessing and placing a qualified candidate. In fiscal 2000, we performed over 7,700 executive recruitment assignments.

  We use a search methodology that has been developed through many years of experience in conducting executive recruitment. We emphasize a close working relationship with the client and a comprehensive understanding of the client's business issues, strategy and culture, as well as an in-depth knowledge of the skills necessary to succeed within a client's organization. Initially, the search team consults with the client to better understand its history, culture, structure, expectations, challenges, future direction and operations. In these meetings, the team identifies the specific needs of the client and develops a profile of an ideal candidate for the position. Early in the process, the team also works with the client to develop the general parameters of a compensation package that will attract high quality candidates.

  Once the position is defined, the research team identifies, through the use of our proprietary databases and a number of key technology based information sources, companies that are in related industries facing similar challenges and issues with operating characteristics similar to those of the client. In addition, the team consults with its established network of sources, and our databases that contain profiles of over 1,500,000 executives, including those obtained through e-Korn/Ferry, to help identify individuals with the right backgrounds and personal abilities. These sources are a critical element in assessing the marketplace. The original list of candidates is carefully screened through phone interviews, video conferences or in-person meetings. The client is then presented with up to five qualified candidates to interview. We conduct reference checks throughout the process, sometimes with the assistance of an independent third party.

  Usually, the finalists for the position meet with the client for a second and possibly a third round of discussions. At this point, the compensation package for each will have been discussed in detail so that there is confidence that offers will be accepted. Generally, the search consultants will participate in the negotiations until a final offer is made and accepted. Throughout the process, ongoing communication with the client is critical to keep the client apprised of progress.

  Industry Specialization. Consultants in our ten specialty practice groups bring an in-depth understanding of the market conditions and strategic and management issues faced by clients within their specific industry. We plan to continue to expand our specialized expertise through internal development, strategic hiring in targeted growth areas and selected acquisitions. In fiscal 2000, the acquisition of Levy Kerson and Helstrom Turner significantly strengthened our retail practice and the acquisition of Pearson, Caldwell and Farnsworth enhanced our consistently strong financial services practice.

       Percentage of Fiscal 2000 Assignments by Industry Specialization:

   Advanced Technology......................................................  23%
   Consumer Goods...........................................................  18
   Industrial...............................................................  16
   Financial Services/Investments...........................................  16
   Healthcare (Products and Providers)......................................  10
   Professional Services....................................................   6
   Entertainment & Media Practice...........................................   4
   Governmental and Not-for-profit..........................................   4
   Energy & Utilities.......................................................   3%

  Functional Expertise. We have organized executive recruitment centers of functional expertise, made up of consultants who have extensive backgrounds in placing executives in certain functions, such as board of directors, chief executive officers and other senior executive and financial officers. Our board services practice, for example, was first established in 1972 to help clients assemble effective, knowledgeable and cohesive boards of directors to meet the growing demands for accountability and more effective board performance. The shortage of experienced directors, the tightening of governance policies and the desire on the part of companies to broaden their board bases are raising the standards required to identify and recruit directors with the needed skills. We have established significant expertise in this area and have built a proprietary database with the names and backgrounds of all the Fortune 1000 directors, plus a significant number of middle-market and high-growth company board members, to help support board searches. In fiscal 2000, we acquired Crist Partners, a premier senior executive and board level recruitment firm, adding both a renowned firm franchise and key new management to our board services practice. Members of functional groups are located throughout our regions and across our specialty practice groups.

        Percentage of Fiscal 2000 Assignments by Functional Expertise:

   Board Level/CEO/CFO/Senior Executive and General Management..............  49%
   Marketing and Sales......................................................  22
   Finance and Control......................................................   8
   Manufacturing/Engineering/R&D/Technology.................................   8
   Human Resources and Administration.......................................   7
   Information Systems......................................................   6%

  Client Base. Our clients are many of the world's largest and most prestigious public and private companies, including Chase Manhattan, Credit Suisse Group, Deutsche Bank, Ford, General Electric, Hewlett-Packard Company, Lucent Technologies, Mattel and Morgan Stanley Dean Witter. In fiscal 2000, approximately 6.2% of our total revenue was derived from our top ten customers. We have established strong client loyalty; more than 82% of the executive recruitment assignments we performed in the last three fiscal years were on behalf of clients for whom we had conducted multiple assignments over the last three fiscal years.

  Competition. We are the preeminent global executive recruitment firm. Other multinational executive recruitment firms include Heidrick & Struggles International, Inc. and Spencer Stuart & Associates. Although these firms are our primary competitors, we also compete against smaller firms that specialize in specific regional, industry or functional searches. We believe our brand name, global network, prestigious client list, strong specialty practices and quality of service are recognized worldwide. We also believe that our equity based compensation scheme distinguishes us from many of our competitors and is important for retaining consultants.

Middle Management Recruitment Services

  Overview. Our Futurestep subsidiary combines our extensive executive recruitment expertise, our brand name, exclusive candidate assessment tools and the reach of the Internet to recruit candidates for middle management positions. Futurestep is fundamentally different from other Internet based job placement services, which do not employ Futurestep's sophisticated filtering process or utilize recruitment professionals to interact with candidates and clients.

  We recognize that the cost of lost productivity as a result of middle management vacancies is significant. By pre-building an inventory of qualified candidates prior to receiving a client assignment and by keeping that inventory current through communication enabled by technology, we can quickly generate a select list of candidates, which significantly reduces search cycle time.

  To register with Futurestep, candidates complete an online assessment profile that details their work history, management experience, preferred career path and management style. The assessment tools, which Futurestep has licensed on an exclusive basis in its market, have been validated using a cross-section of senior managers over ten years and give reliable feedback on decision making style, communication style, cultural preferences and career and personal motivation. Clients complete a similar profile to determine company culture and the type of manager who will succeed in the open position. We believe that cultural compatibility is critical to the successful placement of a candidate and that these proprietary tools may have applicability to other areas of executive recruitment. To encourage candidates to register with Futurestep, we provide career management feedback on a candidate's salary potential, leadership skills, the industries and functions for which the candidate is most qualified and the most compatible corporate culture. Futurestep offers additional support to candidates through editorial content appearing on the website of CNBC.com.

  When we receive an assignment from a client, a preliminary list of candidates is selected from the Futurestep database and the most qualified candidates are contacted by a Futurestep recruitment consultant for further evaluation. The consultant schedules a 45-minute to one-hour video interview with selected candidates. The consultant then identifies the top candidates and provides the client with excerpts of the video-taped interviews, a written report summarizing the candidates' credentials, the results of the assessment profile and other background information for comparison. The Futurestep consultant typically organizes the client interviews with the candidate, and advises and consults throughout the negotiation process to structure the final offer package and position responsibilities.

  Confidentiality for both candidates and clients is paramount. When candidates register with Futurestep, they do not know who the Futurestep clients are or which positions are available. Companies do not have access to candidate information until a candidate gives a Futurestep consultant explicit permission to release the information to the client.

  In June 1998, we entered into a three-year exclusive contract with The Wall Street Journal, which provides Futurestep with reduced advertising rates, requires the purchase of a minimum amount of print and online advertising and permits the use of The Wall Street Journal name in connection with promotion of the Futurestep service. In return, The Wall Street Journal is obligated to use reasonable commercial efforts to offer each employer which advertises positions in The Wall Street Journal the option of retaining Futurestep's services. The contract is the first of its kind in the recruitment industry.

  In June 2000, we entered into an agreement with The Graduate Management Admission Council. Futurestep will create a website targeted at future and current MBA students, and those registering for the GMAT will be given the opportunity to register with Futurestep at the same time.

  Client Base. A majority of Futurestep's business is currently sourced through existing relationships that have been built during Korn/Ferry's 30 years of experience in executive recruitment. We believe that this represents only a portion of the available market and continue to aggressively target and market prospective and current clients.

  Competition. We believe that there is no competitor that currently competes directly with all of the services provided by Futurestep. Futurestep competes for assignments:

  . generally, with contingency firms who do not have the same pricing structure or provide all of the same services;

  . in the technology based middle management recruitment industry, with firms such as TMP Worldwide; and

  . to a lesser extent, with recruiting technology services such as job boards.

Although technology oriented companies may be drawn to the recruitment business by their ability to leverage their existing technology, their lack of a recognized brand name, experienced consultants and global footprint act as significant barriers to entry.

Other Technology Based Services

  College Recruitment Services. In July 2000, we completed the acquisition of JobDirect, which has allowed us to begin providing outsourced technology services to our clients for tracking and evaluating college candidates. JobDirect is an Internet based recruiting company that provides an entry-level recruiting solution to employers, college career offices and students to reduce the inefficiencies and costs of entry-level recruiting. JobDirect maintains contracts with over 500 corporate clients and has established several significant marketing relationships to develop co-branded and integrated websites that can be used to extend the Korn/Ferry brand to the student market. JobDirect has developed a software tool called Resume Exchange, which is given to college career offices to automate their career placement service and create a link between those offices and JobDirect Internet applications. This proprietary software tool is currently used in over 350 college career offices.

  In May 2000, we invested in Jungle Interactive Media, a company providing Internet based information, entertainment, products and services to groups within higher education. Their mission is to facilitate the efficient interaction of students with schools, recruiters, advertisers and other students. Jungle will create separate but co-branded websites that will target undergraduate, business, law and medical students and Jungle branded magazines will act as marketing vehicles that will drive traffic to these sites. Under a strategic alliance agreement with Jungle we will be the only recruitment firm to sponsor Jungle's websites and we will have exclusive access among our competitors to Jungle's resume database.

  Recruitment Management Services. In August 2000, we made a strategic investment in Webhire, the leading business services and technology solutions provider in the Internet recruitment marketplace. This strategic investment was undertaken in recognition of the increasing importance to clients of the need for a corporate human resource application service provider and allows us to enhance and expand our Internet based services. Webhire designs, markets, implements and supports Internet and intranet based recruiting solutions to automate candidate sourcing, Internet job posting and recruitment management at corporations, organizations, Internet portals and online career sites. Webhire's Internet recruiting software tools, offered on an application service provider basis, are designed to help employers use the Internet quickly and cost-effectively to post job openings, collect incoming resumes into searchable databases, search through external resume pools for potential candidates and manage the hiring process.

  Management Assessment. Our global management assessment practice is growing rapidly in Europe and we intend to expand this service to cover North America and Latin America in fiscal 2001. This service is directed towards helping corporate leadership evaluate the individual and collective performance of their senior management team. This service, which further extends the range of leadership capital solutions we can offer to clients, is a valuable tool for the chief executive, board of directors and other senior offers to use to pursue organizational transformation and top leadership alignment in keeping with their strategic goals. This service is in direct response to our clients' needs for an assessment tool to meet the challenges of changes in company relationships and global restructuring and, for venture capital investment firms, to evaluate the strengths of the leadership team in existing or prospective portfolio companies. The assessment will be performed by consultants who have years of experience in interviewing and evaluating the most senior level executives and who understand the relevant business and industry challenges. With our global network and assessment technology, we will be able to effectively evaluate a company's senior management team.

Technology

  Our technology is designed to enhance the functionality, speed and quality of our information management. It also represents a long-term strategic initiative and is designed to create competitive advantages and sustained growth.

  Central to our technology infrastructure is the maintenance of professionally-managed data storage facilities. We currently maintain two facilities for our executive search databases. The primary facility is located in Burbank, California and is managed by Qwest. We manage a secondary facility in Century City, California. We also maintain a separate data storage facility in downtown Los Angeles, California for Futurestep which is managed by Genuity. Our professionals use our information technology infrastructure to:

  .  develop and manage company and candidate profiles;

  .  obtain information from and correspond with candidates;

  .  identify market needs and new business opportunities; and

  . coordinate and implement marketing, communication, financial and administrative functions throughout our global operations.

  We use in-house developers to develop much of our technology, including Searcher, our executive management databases that are accessible and searchable by all our consultants. Our technology is designed to be scalable and accommodate future growth in our current services, as well as the addition of new services. Following acquisitions of recruitment companies, we either replace their existing systems with ours or enable their systems to operate with ours.

Organization

  Our executive recruitment business is managed on a geographic basis through four regions: North America, Europe, Asia/Pacific and Latin America, including Mexico. Futurestep is managed on a worldwide basis with operations in North America, Europe and Asia/Pacific. The following table sets forth the number of offices and consultants as of July 31, 2000:

                                                   Number of       Number of
                                                 Offices as of Consultants as of
                                                 July 31, 2000   July 31, 2000
                                                 ------------- -----------------
                                                 (in millions)
   Executive Recruitment:
     North America..............................       23             283
     Europe.....................................       27             154
     Asia/Pacific...............................       14              61
     Latin America..............................        9              34
   Futurestep...................................       31             107

                                  MANAGEMENT

  The following table sets forth, as of October 31, 2000, the names, ages and positions of our executive officers and directors.

Name                     Age Position
----                     --- --------
Richard M. Ferry(1).....  63 Chair of the Board and Director
Windle B. Priem(1)......  63 Chief Executive Officer, President and Director
Peter L. Dunn(1)........  55 Vice Chair, General Counsel and Director
Elizabeth S.C.S.
 Murray(1)..............  44 Chief Financial Officer, Treasurer and Executive Vice President
Gary C. Hourihan........  52 Executive Vice President--Organizational Development
Michael D. Bekins.......  46 Chief Operating Officer and Executive Vice President
James E. Barlett........  56 Director
Frank V. Cahouet........  68 Director
Timothy K. Friar........  42 Director
Sakie Fukushima.........  51 Director
Patti S. Hart...........  44 Director
Scott E. Kingdom........  41 Director
Charles D. Miller.......  72 Director
Gerhard Schulmeyer......  62 Director
Mark C. Thompson........  43 Director

--------
(1) Member of the Office of the Chief Executive.

  The Board of Directors is divided into three classes. Each director serves a three-year term and one class is elected each year by our stockholders. Directors hold office until their terms expire and their successors are elected and qualified. The terms of the current directors will expire as follows: Messrs. Bartlett, Ferry, Friar and Kingdom and Ms. Fukushima, in 2001, Messrs. Cahouet, Dunn, Miller and Shulmeyer, in 2002, and Messrs. Priem and Thompson and Ms. Hart, in 2003.

  Richard M. Ferry is a founder of Korn/Ferry International, has been Chairman of the Board since 1991 and is also a member of the Office of the Chief Executive. Mr. Ferry served as Chief Executive Officer from May 1991 to April 1997. He also serves on the Board of Directors of Avery Dennison Corp., Dole Food Company, Mrs. Fields' Original Cookies, Inc. and Pacific Life Insurance Company. Mr. Ferry has been a director since 1969.

  Windle B. Priem has been Chief Executive Officer and President since December 1998 and is also a member of the Office of the Chief Executive. From May 1997 to December 1998, he served as Vice Chairman and Chief Operating Officer. From May 1995 to 1997 he was the President of the North America region. Mr. Priem joined us in 1976. Mr. Priem has been a director since 1993.

  Peter L. Dunn serves as Vice Chair and General Counsel and is also a member of the Office of the Chief Executive. Mr. Dunn also serves as Corporate Secretary. Mr. Dunn is currently the acting Chief Executive Officer of our subsidiary, Futurestep. Mr. Dunn joined us in 1981. Mr. Dunn has been a director since 1992.

  Elizabeth S.C.S. Murray has been the Executive Vice President, Chief Financial Officer and Treasurer since July 1998 and is also a member of the Office of the Chief Executive. In January 1998, she joined us as Vice President and Chief Financial Officer and Treasurer. Prior to joining us, Ms. Murray served as Executive Vice President and Chief Financial Officer of Tycom Inc. from June 1997 to December 1997. From 1994 to June 1997 she was the Chief Financial Officer and Vice President of Hughes Communications, Inc., a subsidiary of Hughes Electronics Corporation. Prior to 1994, Ms. Murray served in various other positions in the worldwide operations of Hughes Electronics Corporation, including Corporate Director of Planning.

  Gary C. Hourihan has been the Executive Vice President--Organizational Development since January 1999. He is responsible for all human resource functions and assisting with mergers and acquisitions, among other functions. Prior to joining us Mr. Hourihan was co-founder, Chairman, and Chief Executive Officer of SCA Consulting, L.L.C., a leading executive compensation consulting firm in the U.S., where he was employed from November 1984 until joining us.

  Michael D. Bekins has been the Chief Operating Officer and Executive Vice President since May 2000. He was most recently President of the European region and, previously served as President of the Asia/Pacific region. Mr. Bekins joined us in September 1980 as a senior associate and became Vice President in May 1992.

  James E. Barlett is Chairman, President and Chief Executive Officer of Galileo International. From 1994 to 1997, Mr. Barlett was President and Chief Executive Officer of Galileo International. He is also a director of TeleTech Holdings, Inc. Mr. Barlett has been a director since 1999.

  Frank V. Cahouet retired as Chairman, President and Chief Executive Officer of Mellon Financial Corporation in 1998, positions which he had held since 1987. Mr. Cahouet is a director of Avery Dennison Corporation, Allegheny Technologies, Inc., Saint-Gobain Corporation and Teledyne Technologies Incorporated. Mr. Cahouet has been a director since 1999.

  Timothy K. Friar has been a Vice President since 1995. He is currently responsible for managing our New York, Princeton and Philadelphia offices. He also serves on our Professional Development Committee. Mr. Friar joined us in 1993. Mr. Friar has been a director since 1998.

  Sakie Fukushima has been a Vice President since 1993. She is currently responsible for managing the Tokyo office and our Consumer/Retail Practice in Japan. Ms. Fukushima joined us in 1991. Ms. Fukushima has been a director since 1995.

  Patti S. Hart is President, Chief Executive Officer and a director of Telocity, Inc. From 1994 through 1999, Ms. Hart was President and Chief Operating Officer of Sprint's Long Distance Division. Ms. Hart is also a director of Brigade Solutions, Mariner Networks and Plantronics. Ms. Hart began her term as a director in 2000.

  Scott E. Kingdom has been a Vice President since 1993. He is currently responsible for managing our Austin, Chicago, Dallas, Denver, Houston and Minneapolis offices and for executing senior-level search engagements. Mr. Kingdom joined us in 1988 and has 13 years of executive search experience. Mr. Kingdom has been a director since 1998.

  Charles D. Miller retired as Chairman of Avery Dennison Corporation in April 2000. From April 1983 through April 1998, Mr. Miller was Chairman and Chief Executive Officer of Avery Dennison Corporation. Mr. Miller is also Chairman of Nationwide Health Properties, Inc., and a director of The Air Group, Avery Denison Corporation, Edison International and Pacific Life Insurance Company. Mr. Miller has been a director since 1999.

  Gerhard Schulmeyer is President and Chief Executive Officer of Siemens Corporation. From 1994 through 1998, Mr. Schulmeyer was President and Chief Executive Officer of Siemens Nixdorf, Munich/Paderborn. Mr. Schulmeyer is also a director of Alcan Aluminum Ltd., FirePond, Inc., Ingram Micro, Inc. and Zurich Financial Services. Mr. Schulmeyer has been a director since 1999.

  Mark C. Thompson is Chairman of Integration Technology, Inc. From 1988 to 2000, he was an officer of The Charles Schwab Corporation, where he was most recently Executive Producer and Senior Vice President. Mr. Thompson is also a director of Integration Associates, Inc., Best Buy Co., Inc., Eloquent, Inc., Esurance, Inc., Interwoven, Inc., Investorplus.com and Rioport, Inc. Mr. Thompson began his term as a director in 2000.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding beneficial ownership of Korn/Ferry's common stock as of October 31, 2000, and as adjusted to reflect the sale of the shares offered hereby by:

  . each person who is known by us to own beneficially more than 5% of our common stock;

  .  each of our directors and executive officers;

  .  all directors and executive officers as a group; and

  . each selling stockholder, almost all of whom are our employees or former employees.

                                        Shares                    Shares
                                     Beneficially              Beneficially
                                    Owned Prior to              Owned After
                                       Offering                 Offering(2)
                                   ----------------- Shares  -----------------
Name and Address of Beneficial                        Being
Owner(1)                            Number   Percent Offered  Number   Percent
------------------------------     --------- ------- ------- --------- -------
Richard M. Ferry(3)............... 1,031,456   2.7%     --   1,031,456   2.7%
Windle B. Priem(4)................   736,084   1.9      --     736,084   1.9
Peter L. Dunn(5)..................   343,543    *       --     343,543    *
Elizabeth S.C.S. Murray...........   109,124    *       --     109,124    *
Gary C. Hourihan(6)...............    56,113    *       --      56,113    *
Michael D. Bekins(7)..............   213,778    *       --     213,778    *
James E. Barlett(8)...............     2,000    *       --       2,000    *
Frank V. Cahouet(8)...............    19,200    *       --      19,200    *
Timothy K. Friar(9)...............   128,458    *       --     128,458    *
Sakie Fukushima(10)...............   115,076    *       --     115,076    *
Patti S. Hart.....................         0    *       --           0    *
Scott E. Kingdom(11)..............   107,924    *       --     107,924    *
Charles D. Miller(12).............    32,000    *       --      32,000    *
Gerhard Schulmeyer(6).............     2,000    *       --       2,000    *
Mark C. Thompson..................         0    *       --           0    *
All directors and executive
 officers as a group
 (15 persons)(13)................. 2,840,643   7.7      --   2,840,643   7.7
Selling stockholders:

--------
 * Less than 1%.

(1) The persons named in the table have sole voting and investment power with respect to all shares of common stock shown and beneficially owned by them, subject to community property laws where applicable and the information contained in the table and these notes. The address of each is c/o Korn/Ferry International, 1800 Century Park East, Suite 900, Los Angeles, CA 90067.

(2)  Assuming no exercise of the Underwriters' over-allotment option.

(3) Holding includes 658,184 shares of common stock held by the trustees of the Korn/Ferry Employee Tax Deferred Savings Plan, or the 401(k) plan, for the benefit of the listed individual.

(4) Holding includes 215,015 shares of common stock held by the trustees of the 401(k) plan for the benefit of the listed individual and right to acquire beneficial ownership of 109,717 shares of common stock within 60 days through the exercise of option granted under our performance award plan.

(5) Holding includes 19,985 shares of common stock held by the trustees of the 401(k) Plan for the benefit of the listed individual and right to acquire beneficial ownership of 6,834 shares of common stock within 60 days through the exercise of option granted under our performance award plan.

(6) Holding includes right to acquire beneficial ownership of 4,501 shares of common stock within 60 days through the exercise of option granted under our performance award plan.

(7) Holding includes 3,763 shares of common stock held by the trustees of the 401(k) Plan for the benefit of the listed individual and right to acquire beneficial ownership of 10,167 shares of common stock within 60 days through the exercise of option granted under our performance award plan.

(8) Holding includes right to acquire beneficial ownership of 2,000 shares of common stock within 60 days through the exercise of option granted under our performance award plan.

(9) Holding includes right to acquire beneficial ownership of 16,334 shares of common stock within 60 days through the exercise of option granted under our performance award plan.

(10) Holding includes right to acquire beneficial ownership of 15,084 shares of common stock within 60 days through the exercise of option granted under our performance award plan.

(11) Holding includes right to acquire beneficial ownership of 15,000 shares of common stock within 60 days through the exercise of option granted under our performance award plan.

(12) Holding includes 30,000 shares of common stock held by the Miller Family Trust dated September 8, 1988 and right to acquire beneficial ownership of 2,000 shares of common stock within 60 days through the exercise of option granted under our performance award plan.

(13) Total holding as a group includes 896,947 shares of common stock held by the trustees of the 401(k), 30,000 shares of common stock held by the Miller Family Trust dated September 8, 1988, and right to acquire beneficial ownership of a total of 185,637 shares of common stock within 60 days through the exercise of options granted under our performance award plan.

                         DESCRIPTION OF CAPITAL STOCK

  Our authorized capital stock consists of 200,000,000 shares, each with a par value of $0.01 per share, of which:

  . 150,000,000 shares are designated as common stock, of which 37,445,292 shares were outstanding as of October 31, 2000; and

  . 50,000,000 shares are designated as preferred stock, none of which is outstanding as of October 31, 2000.

Common Stock

  Subject to the rights of the holders of any preferred stock which may be outstanding, each holder of common stock on the applicable record date is entitled to receive such dividends as may be declared by our board of directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock.

  Each holder of common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of stockholders. Holders of common stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to common stock. All outstanding shares of common stock are, and the shares of common stock covered by this prospectus will be when issued, fully paid and non-assessable.

Preferred Stock

  Our board has the authority to issue the preferred stock in one or more series, and with respect to each series, to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Section 203 of the Delaware General Corporation Law

  We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or a transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, in certain cases, within the preceding three years, did own) 15% or more of the corporation's outstanding voting stock. Under Section 203, a business combination between an interested stockholder and us is prohibited unless it satisfies one of the following conditions:

  . prior to the time the stockholder became an interested stockholder, our board of directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and officers); or

  . the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Certain Anti-Takeover Effects

  Certain provisions of our certificate of incorporation and bylaws summarized below may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in the stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Classified Board of Directors

  Our board of directors is divided into three classes having staggered terms of three years each, with Classes I, II and III having terms expiring at the annual general meeting of stockholders in 2001, 2002 and 2003, respectively. As a result, at least two annual meetings of stockholders may be required for the stockholders to change a majority of our board of directors. Vacancies on our board of directors may be filled only by our board of directors, or, if our board fails to fill a vacancy, by a vote of the stockholders. The classification of directors and the inability of stockholders to fill vacancies on our board of directors make it more difficult to change the composition of our board of directors, but promotes a continuity of existing management.

Advance Notice Requirements

  Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be given in writing in a timely manner to our secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices of not less than 90 days prior to the anniversary of the prior year's annual meeting, nor more than 120 days prior to the anniversary of the prior year's annual meeting. The notice must contain certain information specified in our bylaws.

Blank Check Preferred Stock

  Our charter provides for 50,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in our best interests, our board of directors could issue preferred stock without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group. In this regard, our charter grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock and nonvoting common stock. The issuance may also adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring or preventing a change in control of us.

No Ability of Stockholders to Call Special Meetings

  Our certificate of incorporation and bylaws deny stockholders the right to call a special meeting of stockholders. Special meetings of the stockholders may be called only by our board of directors, the chair of our board, our chief executive officer or our president.

No Written Consent of Stockholders

  Our charter does not permit our stockholders to act by written consent without a meeting, unless the action to be taken by written consent of stockholders and the taking of such action by written consent shall have been expressly approved by our board of directors in advance of the taking of such consent.

Transfer Agent and Registrar

  The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services LLC.

Listing

  Our common stock is listed on the NYSE under the symbol "KFY."

Liquidity Schedule

  Approximately 360 of our stockholders who owned our shares prior to the initial public offering in February, 1999 or subsequently acquired shares agreed in a stock repurchase agreement not to sell a specified percentage of their common stock until February 17, 2001. The liquidity schedules contained in the stock repurchase agreements allows stockholders to sell their shares over time, as follows:

  . after February 17, 2001, the liquidity schedule allows stockholders to sell up to 30% of their shares, or an aggregate of 5,878,324 shares; this number will be reduced by the number of shares sold in this offering;

  . after February 17, 2002, the liquidity schedule allows stockholders to sell up to an additional 20% of their shares, or an aggregate of 5,023,055 shares; and

  . after February 17, 2003, the liquidity schedule allows stockholders to sell all of their shares, or an aggregate of 12,513,640 additional shares.

  The restrictions on sales can also terminate under certain other circumstances, such as:

  . the death or permanent incapacity of a stockholder, in which case that stockholder's shares may be sold; or

  . a change in control of us, in which case the restrictions will cease for all stockholders.

  Pursuant to the stock repurchase agreements, we are able to repurchase the shares subject to transfer restrictions from the stockholders if they take specific actions that could harm the company.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and PaineWebber Incorporated are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

                                                                       Number of
   Name                                                                 Shares
   ----                                                                ---------
   Morgan Stanley & Co. Incorporated..................................
   PaineWebber Incorporated...........................................
                                                                       ---------
     Total............................................................ 3,000,000
                                                                       =========

  The underwriters are offering the shares subject to their acceptance of the shares from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to specified conditions. The underwriters are obligated to take and pay for all of the shares (other than those covered by the over-allotment option described below) offered by this prospectus if any are taken.

  The underwriters initially propose to offer part of the common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a
concession not in excess of $     per share under the public offering price.
Any underwriter may allow, and such dealers may reallow, a concession not in
excess of $   a share to other underwriters or to certain other dealers. After the initial offering of the shares, the offering price and other selling terms may from time to time be varied by the underwriters.

  The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 450,000 additional shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares as the number listed next to the underwriter's name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total
price to the public would be $    , the total underwriters' discount and
commissions would be $     and the total proceeds to the selling stockholders
would be $    .

  Each of Korn/Ferry, the selling stockholders and the directors and executive officers has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 90 days after the date of this prospectus:

  . offer, pledge sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares or any shares or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

  The restrictions described in the paragraph above do not apply to:

  .  the sale of shares to the underwriters;

  .  the grant by us of awards pursuant to our performance award plan;

  . the issuance by the Company of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus or granted pursuant to our performance award plan; or

  . transactions by any person other than the Company relating to common stock or other securities acquired or other securities acquired in open market transactions after the completion of the offering of the shares.

  In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

  Korn/Ferry, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                           VALIDITY OF COMMON STOCK

  The validity of the shares of the common stock offered hereby will be passed upon for us by Sullivan & Cromwell, Los Angeles, California. Certain legal matters will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

                                    EXPERTS

  The audited financial statements included in this prospectus and elsewhere in the registration statement and the audited schedules incorporated by reference in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

  We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC's public reference room at 450 Fifth Street, N.W.,Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC's Internet site at http://www.sec.gov and through the NYSE, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

  We have filed a registration statement on Form S-3 with the SEC relating to the shares of common stock covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of ours, please be aware that the reference is only a summary and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., as well as through the SEC's Internet site.

  The SEC's rules allow us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the shares of common stock offered through this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

  Korn/Ferry International incorporates by reference into this prospectus the following documents or information filed with the SEC (File No. 001-14505):

  .  Annual Report on Form 10-K for the fiscal year ended April 30, 2000;

  . Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2000; and

  . All documents filed by Korn/Ferry International under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the time of filing of the initial registration statement and before effectiveness of the registration statement, and after the date of this prospectus and before the termination of this offering.

  We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents by writing to Peter L. Dunn, 1800 Century Park East, Suite 900, Los Angeles, California 90067, or by calling us at (310) 552-1834.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets as of July 31, 2000 (unaudited) and April 30,
 2000....................................................................   F-2

Consolidated Statements of Operations for the three months ended July 31,
 2000 and 1999 (unaudited)...............................................   F-3

Consolidated Statements of Cash Flows for the three months ended July 31,
 2000 and 1999 (unaudited)...............................................   F-4

Notes to Consolidated Financial Statements...............................   F-5

Report of Independent Public Accountants.................................   F-9

Consolidated Balance Sheets as of April 30, 2000 and 1999................  F-10

Consolidated Statements of Operations for the three years ended April 30,
 2000....................................................................  F-11

Consolidated Statements of Shareholders' Equity for the three years ended
 April 30, 2000..........................................................  F-12

Consolidated Statements of Cash Flows for the three years ended April 30,
 2000....................................................................  F-13

Notes to Consolidated Financial Statements...............................  F-14

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                             As of      As of
                                                           July 31,   April 30,
                                                             2000       2000
                                                          ----------- ---------
                                                          (unaudited)
                         ASSETS
Cash and cash equivalents...............................   $ 66,665   $ 86,975
Marketable securities...................................                59,978
Receivables due from clients, net of allowance for
 doubtful accounts of $14,611 and $12,538...............    128,039    101,506
Other receivables.......................................      8,819      8,112
Deferred income taxes...................................      4,086      3,814
Prepaid expenses........................................     10,124      7,453
                                                           --------   --------
   Total current assets.................................    217,733    267,838
                                                           --------   --------
Property and equipment:
 Computer equipment and software........................     34,892     32,532
 Furniture and fixtures.................................     21,164     18,175
 Leasehold improvements.................................     16,297     15,304
 Automobiles............................................      1,943      1,793
                                                           --------   --------
                                                             74,296     67,804
Less--Accumulated depreciation and amortization.........    (35,575)   (31,992)
                                                           --------   --------
 Property and equipment, net............................     38,721     35,812
                                                           --------   --------
Cash surrender value of company owned life insurance
 policies, net of loans.................................     53,544     50,632
Marketable securities...................................                 1,129
Deferred income taxes...................................     25,918     17,790
Goodwill and other intangibles, net of accumulated
 amortization of $11,347 and $8,709.....................    135,028     96,643
Other...................................................      8,621      6,150
                                                           --------   --------
   Total assets.........................................   $479,565   $475,994
                                                           ========   ========

          LIABILITIES AND SHAREHOLDERS' EQUITY
Notes payable and current maturities of long-term debt..   $ 46,259   $ 16,147
Accounts payable........................................     11,804     11,896
Income taxes payable....................................      1,935        407
Accrued liabilities:
 Compensation...........................................     43,219     75,866
 Payroll taxes..........................................     23,580     41,393
 Other..................................................     38,535     39,081
                                                           --------   --------
   Total current liabilities............................    165,332    184,790
Deferred compensation...................................     40,111     37,483
Long-term debt..........................................     18,109     16,916
Other...................................................      2,580      2,361
                                                           --------   --------
   Total liabilities....................................    226,132    241,550
                                                           --------   --------
Non-controlling shareholders' interest..................      3,102      3,220
                                                           --------   --------
Shareholders' equity
 Common stock, no par value-authorized 150,000 shares,
  37,190 and 36,748 shares outstanding..................    290,040    283,277
 Deficit................................................    (25,608)   (35,615)
 Accumulated other comprehensive loss...................     (6,484)    (7,300)
                                                           --------   --------
   Shareholders' equity.................................    257,948    240,362
Less: Notes receivable from shareholders................     (7,617)    (9,138)
                                                           --------   --------
   Total shareholders' equity...........................    250,331    231,224
                                                           --------   --------
   Total liabilities and shareholders' equity...........   $479,565   $475,994
                                                           ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                                Three Months
                                                               Ended July 31,
                                                              -----------------
                                                                2000     1999
                                                              -------- --------
                                                                 (unaudited)
Revenue...................................................... $173,623 $104,780
Compensation and benefits....................................  106,559   64,733
General and administrative expenses..........................   48,524   29,802
Interest income and other income, net........................    1,725    1,508
Interest expense.............................................    1,681      820
                                                              -------- --------
  Income before provision for income taxes and non-
  controlling shareholders' interest.........................   18,584   10,933
Provision for income taxes...................................    7,806    4,591
Non-controlling shareholders' interest.......................      771      738
                                                              -------- --------
  Net income................................................. $ 10,007 $  5,604
                                                              ======== ========
Basic earnings per common share.............................. $   0.27 $   0.16
                                                              ======== ========
Basic weighted average common shares outstanding.............   36,890   35,755
                                                              ======== ========
Diluted earnings per common share............................ $   0.26 $   0.15
                                                              ======== ========
Diluted weighted average common shares outstanding...........   38,285   36,268
                                                              ======== ========


  The accompanying notes are an integral part of these consolidated financial statements.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                              Three Months
                                                             Ended July 31,
                                                            ------------------
                                                              2000      1999
                                                            --------  --------
                                                               (unaudited)
Cash from operating activities:
  Net Income............................................... $ 10,007  $  5,604
  Adjustments to reconcile net income to net cash used in
   operating activities:
    Depreciation...........................................    3,230     2,161
    Amortization...........................................    2,638       202
    Provision for doubtful accounts........................    4,816     2,625
    Cash surrender value and benefits in excess of premiums
     paid..................................................     (983)      (52)
    Deferred income tax benefit............................   (2,349)   (2,768)
    Tax benefit from exercise of stock options.............      829
  Change in other assets and liabilities, net of
   acquisitions:
    Deferred compensation..................................    2,628     1,617
    Receivables............................................  (31,404)  (16,434)
    Prepaid expenses.......................................   (2,671)   (1,885)
    Income taxes...........................................    1,256     6,222
    Accounts payable and accrued liabilities...............  (50,580)  (24,761)
    Non-controlling shareholders' interest and other, net..   (1,391)       34
                                                            --------  --------
      Net cash used in operating activities................  (63,974)  (27,435)
                                                            --------  --------
Cash from investing activities:
  Purchases of property and equipment......................   (4,977)   (3,621)
  Sales of marketable securities...........................   61,107     7,761
  Business acquisitions, net of cash acquired..............  (42,160)   (1,825)
  Premiums on life insurance, net of benefits received.....   (2,706)   (2,908)
                                                            --------  --------
      Net cash provided by (used in) investing activities..   11,264      (593)
                                                            --------  --------
Cash from financing activities:
  Increase in bank borrowings..............................   28,070
  Payment of debt..........................................     (735)     (274)
  Borrowings under life insurance policies.................      777       983
  Purchase of common and preferred stock and payments on
   related notes...........................................       23      (139)
  Issuance of common stock and receipts on shareholders'
   notes...................................................    3,449     1,654
                                                            --------  --------
      Net cash provided by financing activities............   31,584     2,224
                                                            --------  --------
Effects of exchange rate changes on cash flows.............      816       249
                                                            --------  --------
Net decrease in cash and cash equivalents..................  (20,310)  (25,555)
Cash and cash equivalents at beginning of the period.......   86,975   113,741
                                                            --------  --------
Cash and cash equivalents at end of the period............. $ 66,665  $ 88,186
                                                            ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED JULY 31, 2000
                                  (unaudited)
                   (In thousands, except per share amounts)

1. Summary of Significant Accounting Policies

 Basis of Presentation

  The consolidated financial statements for the three month periods ended July 31, 2000 and 1999 include the accounts of Korn/Ferry International ("KFY"), all of its wholly and majority owned domestic and international subsidiaries, and affiliated companies in which KFY has effective control (collectively, the "Company") and are unaudited but include all adjustments, consisting of normal recurring accruals and any other adjustments, which management considers necessary for a fair presentation of the results for these periods. These financial statements have been prepared consistently with the accounting policies described in the Company's fiscal year 2000 Annual Report on Form 10-K for the fiscal year ended April, 2000 ("Annual Report") and should be read together with the Annual Report.

 Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. As a result, actual results could differ from these estimates.

 Reclassifications

  Certain prior year reported amounts have been reclassified in order to conform to the current year consolidated financial statement presentation.

 New Accounting Pronouncements

  During fiscal 2000, the Company adopted the American Institute of Certified Public Accountants Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use", and in the quarter ended July 31, 2000, the Company adopted the related Emerging Issues Task Force Issue No: 00-2 ("EITF 00-2"), "Accounting for Web Site Development Costs." The adoption of SOP 98-1 and EITF 00-2 did not have a material effect on the consolidated financial statements or the Company's capitalization policy.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS ENDED JULY 31, 2000--(Continued)
                   (In thousands, except per share amounts)


2. Basic and Diluted Earnings Per Share

  Basic earnings per common share ("basic EPS") was computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common and common equivalent share ("diluted EPS") reflects the potential dilution that would occur if the outstanding options or other contracts to issue common stock were exercised or converted and was computed by dividing the net income by the weighted average number of shares of common stock outstanding and dilutive common equivalent shares. Following is a reconciliation of the numerator (income) and denominator (shares in thousands) used in the computation of basic and diluted EPS:

                                         Three months ended July 31,
                                ----------------------------------------------
                                         2000                    1999
                                ----------------------- ----------------------
                                        Weighted  Per          Weighted  Per
                                        Average  Share         Average  Share
                                Income   Shares  Amount Income  Shares  Amount
                                ------- -------- ------ ------ -------- ------
Basic EPS
Income available to common
 shareholders.................. $10,007  36,890  $0.27  $5,604  35,755  $0.16
                                                 =====                  =====
Effect of dilutive securities
Shareholder common stock
 purchase commitments..........             328                    374
Stock options..................           1,067                    139
                                -------  ------         ------  ------
Diluted EPS
Income available to common
 shareholders plus assumed
 conversions................... $10,007  38,285  $0.26  $5,604  36,268  $0.15
                                =======  ======  =====  ======  ======  =====

3. Comprehensive income

  Comprehensive income is comprised of net income and all changes to stockholders' equity, except those changes resulting from investments by owners (changes in paid in capital) and distributions to owners (dividends).

  Total comprehensive income is as follows:

                                                                   Three months
                                                                  ended July 31,
                                                                  --------------
                                                                   2000    1999
                                                                  ------- ------
   Net income.................................................... $10,007 $5,604
   Foreign currency translation adjustment.......................     816    249
                                                                  ------- ------
   Comprehensive income.......................................... $10,823 $5,853
                                                                  ======= ======

4. Business segments

  The Company operates in two global business segments in the retained executive recruitment industry. These business segments, executive recruitment and Futurestep, are distinguished primarily by the method used to identify candidates and the candidates' level of compensation. The executive recruitment business segment is managed by geographic regions led by a regional president and Futurestep's worldwide operations are managed by a chief executive officer. For purposes of the geographic information below, Mexico's operating results are included in Latin America.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS ENDED JULY 31, 2000--(Continued)
                   (In thousands, except per share amounts)


  A summary of the Company's operations by business segment follows:

                                                    Three months ended July 31,
                                                    ----------------------------
                                                        2000           1999
                                                    ------------- --------------
   Revenue:
   Executive recruitment:
     North America(1)..............................   $ 96,131       $ 57,227
     Europe........................................     33,893         25,151
     Asia/Pacific..................................     13,182         11,139
     Latin America.................................      8,836          7,288
   Futurestep......................................     21,581          3,975
                                                      --------       --------
       Total revenue...............................   $173,623       $104,780
                                                      ========       ========

                                                    Three months ended July 31,
                                                    ----------------------------
                                                        2000           1999
                                                    ------------- --------------
   Operating profit (loss):
   Executive recruitment:
     North America(1)..............................   $ 18,176       $ 10,046
     Europe........................................      4,857          3,169
     Asia/Pacific..................................      1,774          1,055
     Latin America.................................      2,247          1,636
   Futurestep......................................     (8,514)        (5,661)
                                                      --------       --------
       Total operating profit......................   $ 18,540       $ 10,245
                                                      ========       ========

                                                        As of         As of
                                                    July 31, 2000 April 30, 2000
                                                    ------------- --------------
   Identifiable assets:
   Executive recruitment:
     North America(1)..............................   $287,748       $285,474
     Europe........................................     86,724         91,790
     Asia/Pacific..................................     31,898         33,376
     Latin America.................................     19,048         18,631
   Futurestep......................................     54,147         46,723
                                                      --------       --------
       Total identifiable assets...................   $479,565       $475,994
                                                      ========       ========

--------
(1) The Corporate office identifiable assets of $80,434 and $144,739 as of July 31, 2000 and April 30, 2000, respectively, and JobDirect.com identifiable assets of $38,655 as of July 31, 2000 are included in North America. JobDirect.com revenue and operating loss included in North America for the three months ended July 31, 2000, were $0.2 million and $0.4 million, respectively.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS ENDED JULY 31, 2000--(Continued)
                   (In thousands, except per share amounts)


5. Acquisitions

  The Company completed two acquisitions during the three months ended July 31, 2000: Westgate Group, a leading executive recruitment firm, specializing in financial services in the eastern United States and JobDirect, an online recruiting service focused on college graduates and entry level professionals. The purchase price was payable in cash of $38.4 million, 154,923 shares of the Company's common stock, and notes payable of $5.0 million. These acquisitions were accounted for under the purchase method and resulted in $42.5 million of goodwill. Operating results of these businesses have been included in the consolidated financial statements from their acquisition dates.

  The following summarized unaudited proforma information is provided to present a summary of the combined results of the Company if these acquisitions had occurred at the beginning of each period. The proforma data is presented for informational purposes only and may not necessarily reflect the results of operations of the Company had these acquisitions operated as part of the Company for each of the periods presented, nor are they necessarily indicative of the results of future operations.

                                                                 Three months
                                                                ended July 31,
                                                               -----------------
                                                                 2000     1999
                                                               -------- --------
   Revenue.................................................... $176,585 $105,385
   Net income.................................................    7,912    5,167
   Earnings per share.........................................
     Basic....................................................     0.21     0.14
     Diluted..................................................     0.21     0.14

  In June 1999, the Company completed the acquisition of Amrop International's Australian business for approximately $3.2 million in cash payable over a four-year period and $0.6 million in shares of the Company's common stock. Of the total purchase price of $3.8 million, $2.0 million represents deferred compensation. The acquisition has been accounted for as a purchase and $1.6 million has been recorded as goodwill.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Korn/Ferry International:

  We have audited the accompanying consolidated balance sheets of KORN/FERRY INTERNATIONAL AND SUBSIDIARIES (the "Company"), a Delaware corporation, as of April 30, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended April 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KORN/FERRY INTERNATIONAL AND SUBSIDIARIES as of April 30, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Los Angeles, California
June 13, 2000

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                                 April 30,
                                                             ------------------
                                                               2000      1999
                                                             --------  --------
                          ASSETS
Cash and cash equivalents..................................  $ 86,975  $113,741
Marketable securities......................................    59,978    21,839
Receivables due from clients, net of allowance for doubtful
 accounts of $12,538 and $7,847............................   101,506    63,139
Other receivables..........................................     8,112     3,337
Deferred income taxes......................................     3,814     1,861
Prepaid expenses...........................................     7,453     5,736
                                                             --------  --------
   Total current assets....................................   267,838   209,653
                                                             --------  --------
Property and equipment:
 Computer equipment and software...........................    32,532    17,554
 Furniture and fixtures....................................    18,175    14,646
 Leasehold improvements....................................    15,304    11,785
 Automobiles...............................................     1,793     1,716
                                                             --------  --------
                                                               67,804    45,701
Less: Accumulated depreciation and amortization............   (31,992)  (24,591)
                                                             --------  --------
 Property and equipment, net...............................    35,812    21,110
                                                             --------  --------
Cash surrender value of company owned life insurance
 policies, net of loans....................................    50,632    41,973
Marketable securities......................................     1,129     8,218
Deferred income taxes......................................    17,790    16,321
Goodwill and other intangibles, net of accumulated
 amortization of $8,709 and $5,351.........................    96,643     3,639
Other......................................................     6,150     3,210
                                                             --------  --------
   Total assets............................................  $475,994  $304,124
                                                             ========  ========

           LIABILITIES AND SHAREHOLDERS' EQUITY
Notes payable and current maturities of long-term debt.....  $ 16,147  $  1,356
Accounts payable...........................................    11,896    10,384
Income taxes payable.......................................       407     2,323
Accrued liabilities:
 Compensation..............................................    75,866    35,212
 Payroll taxes.............................................    41,393    20,546
 Other.....................................................    39,081    21,910
                                                             --------  --------
   Total current liabilities...............................   184,790    91,731
Deferred compensation......................................    37,483    33,531
Long-term debt.............................................    16,916     2,360
Other......................................................     2,361     1,775
                                                             --------  --------
   Total liabilities.......................................   241,550   129,397
                                                             --------  --------
Non-controlling shareholders' interest.....................     3,220     2,041
                                                             --------  --------
Shareholders' equity:
 Common stock, no par value-authorized 150,000 shares,
  36,748 and 35,633 shares issued and outstanding..........   283,277   253,021
 Deficit...................................................   (35,615)  (66,426)
 Accumulated other comprehensive loss......................    (7,300)   (2,360)
                                                             --------  --------
   Shareholders' equity....................................   240,362   184,235
 Less: Notes receivable from shareholders..................    (9,138)  (11,549)
                                                             --------  --------
   Total shareholders' equity..............................   231,224   172,686
                                                             --------  --------
   Total liabilities and shareholders' equity..............  $475,994  $304,124
                                                             ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                     Fiscal Year Ended April
                                                               30,
                                                    ---------------------------
                                                      2000     1999      1998
                                                    -------- --------  --------
Revenue............................................ $500,743 $356,075  $300,954
Compensation and benefits..........................  298,908  226,568   197,790
General and administrative expenses................  147,030   94,860    87,797
Non-recurring charges..............................            89,202
Interest income and other income, net..............    7,402    4,178     2,823
Interest expense...................................    4,436    4,463     4,234
                                                    -------- --------  --------
  Income (loss) before provision for income taxes
   and non-controlling shareholders' interest......   57,771  (54,840)   13,956
Provision for income taxes.........................   24,126    9,026     6,687
Non-controlling shareholders' interest.............    2,834    2,560     2,025
                                                    -------- --------  --------
  Net income (loss)................................ $ 30,811 $(66,426) $  5,244
                                                    ======== ========  ========
Basic earnings (loss) per common share............. $   0.85 $  (2.37) $   0.24
                                                    ======== ========  ========
Basic weighted average common shares outstanding...   36,086   28,086    21,885
                                                    ======== ========  ========
Diluted earnings (loss) per common share........... $   0.82 $  (2.37) $   0.23
                                                    ======== ========  ========
Diluted weighted average common shares
 outstanding.......................................   37,680   28,086    23,839
                                                    ======== ========  ========


  The accompanying notes are an integral part of these consolidated financial statements.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (in thousands)

                                                                         Allocation of
                                                            Accumulated  Shareholders'
                          Preferred             Retained       Other       Equity to
                         Stock Series  Common   Earnings   Comprehensive  Redeemable   Shareholders' Comprehensive
                             A&B       Stock    (Deficit)  Income (Loss)     Stock        Equity     Income (Loss)
                         ------------ --------  ---------  ------------- ------------- ------------- -------------
Balance as of April 30,
 1997...................     $ 13     $ 11,448  $ 48,771      $(4,081)     $(53,528)     $  2,623
  Purchase of stock.....                (3,150)                               2,916          (234)
  Issuance of stock.....                 8,635                               (8,635)
Comprehensive Income:
  Net income............                           5,244                     (5,005)          239      $  5,244
  Foreign currency
   translation
   adjustments..........                                         (761)          726           (35)         (761)
                                                                                                       --------
Comprehensive income....                                                                               $  4,483
                             ----     --------  --------      -------      --------      --------      ========
Balance as of April 30,
 1998...................       13       16,933    54,015       (4,842)      (63,526)        2,593
  Purchase of stock.....      (13)     (22,569)                                           (22,582)
  Issuance of stock.....               160,198                                            160,198
  Initial public
   offering related
   charge...............                49,286                                             49,286
  Release of book value
   restriction..........                49,173   (54,015)       4,842        63,526        63,526
Comprehensive Income:
  Net loss..............                         (66,426)                                 (66,426)     $(66,426)
  Foreign currency
   translation
   adjustments..........                                       (2,360)                     (2,360)       (2,360)
                                                                                                       --------
Comprehensive loss......                                                                               $(68,786)
                             ----     --------  --------      -------      --------      --------      ========
Balance as of April 30,
 1999...................               253,021   (66,426)      (2,360)                    184,235
  Purchase of stock.....                  (964)                                              (964)
  Issuance of stock.....                31,220                                             31,220
Comprehensive Income:
  Net income............                          30,811                                   30,811      $ 30,811
  Foreign currency
   translation
   adjustments..........                                       (4,940)                     (4,940)       (4,940)
                                                                                                       --------
Comprehensive income....                                                                               $ 25,871
                             ----     --------  --------      -------      --------      --------      ========
Balance as of April 30,
 2000...................              $283,277  $(35,615)     $(7,300)                   $240,362
                             ====     ========  ========      =======      ========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                  Fiscal Year Ended April 30,
                                                  -----------------------------
                                                    2000       1999      1998
                                                  ---------  --------  --------
Cash from operating activities:
  Net income (loss).............................  $  30,811  $(66,426) $  5,244
  Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
    Depreciation................................      9,975     8,090     6,552
    Amortization................................      3,358     1,169     1,165
    Provision for doubtful accounts.............     11,858     6,128     2,427
    Cash surrender value and benefits in excess
     of premiums paid...........................     (1,371)   (5,399)   (1,767)
    Deferred income tax benefit.................     (1,463)   (2,998)   (4,612)
    Tax benefit from exercise of stock options..      2,837
    Non-recurring initial public offering
     charges....................................               79,300
    Other non-recurring charges.................                5,344
  Change in other assets and liabilities, net of
   acquisitions:
    Deferred compensation.......................      5,400     4,560     6,876
    Receivables.................................    (53,859)  (11,349)   (9,996)
    Prepaid expenses............................     (1,717)      529      (507)
    Income taxes................................     (3,869)   (3,219)    1,469
    Accounts payable and accrued liabilities....     71,493    23,249     9,678
    Non-controlling shareholders' interest and
     other, net.................................        800      (316)    1,953
                                                  ---------  --------  --------
      Net cash provided by operating
       activities...............................     74,253    38,662    18,482
                                                  ---------  --------  --------
Cash from investing activities:
  Purchases of property and equipment...........    (22,875)   (8,102)   (9,903)
  Purchases of marketable securities............    (31,050)  (30,057)
  Business acquisitions, net of cash acquired...    (42,613)   (1,323)
  Premiums on life insurance, net of benefits
   received.....................................    (10,611)  (12,421)  (12,408)
  Redemption of guaranteed investment
   contracts....................................                1,746     1,949
  Sale of interest in affiliates................                2,308       473
                                                  ---------  --------  --------
      Net cash used in investing activities.....   (107,149)  (47,849)  (19,889)
                                                  ---------  --------  --------
Cash from financing activities:
  Increase (decrease) on bank borrowings........               (5,000)    2,000
  Payment of debt...............................     (2,118)   (3,737)   (1,957)
  Borrowings under life insurance policies......      3,324     5,956     5,358
  Purchase of common and preferred stock and
   payments on related notes....................       (964)  (23,777)   (2,761)
  Issuance of common stock and receipts on
   shareholders' notes..........................      8,427   150,888     6,588
  IPO related non-recurring charges.............              (31,400)
                                                  ---------  --------  --------
      Net cash provided by financing
       activities...............................      8,669    92,930     9,228
                                                  ---------  --------  --------
Effect of exchange rate changes on cash flows...     (2,539)   (2,360)     (761)
                                                  ---------  --------  --------
Net (decrease) increase in cash and cash
 equivalents....................................    (26,766)   81,383     7,060
Cash and cash equivalents at beginning of the
 period.........................................    113,741    32,358    25,298
                                                  ---------  --------  --------
Cash and cash equivalents at end of the period..  $  86,975  $113,741  $ 32,358
                                                  =========  ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                April 30, 2000
               (dollars in thousands, except per share amounts)

1. Organization and Summary of Significant Accounting Policies

 Nature of Business

  Korn/Ferry International, a Delaware corporation, and its subsidiaries are engaged in the business of providing executive recruitment, Internet based middle management recruitment, through Futurestep, and consulting and related services globally on a retained basis.

 Basis of Presentation

  The consolidated financial statements include the accounts of Korn/Ferry International ("KFY"), all of its wholly and majority owned domestic and international subsidiaries, and affiliated companies in which KFY has effective control (collectively, the "Company"). All material intercompany accounts and transactions have been eliminated.

 Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As a result, actual results could differ from these estimates.

 Reclassifications

  Certain prior year reported amounts have been reclassified in order to conform to the current year consolidated financial statement presentation.

 Revenue Recognition

  Substantially all professional fee revenue is derived from fees for professional services related to executive recruitment, consulting and related services. Fee revenue is recognized as services are substantially rendered, generally over a ninety day period commencing in the month of initial acceptance of a search engagement. The Company generally bills clients in three monthly installments over this period. Reimbursable expenses included in revenue, represent specifically identified and allocated costs related to professional services that are billed to clients.

 Translation of Foreign Currencies

  Generally, financial results of our foreign subsidiaries are measured in their local currencies. Assets and liabilities are translated into U.S. dollars at the rates of exchange in effect at the end of each year and revenues and expenses are translated at average rates of exchange during the year. Resulting translation adjustments are reported as a component of comprehensive income.

  Gains and losses from foreign currency transactions of these subsidiaries and the translation of the financial results of subsidiaries operating in highly inflationary economies are included in general and administrative expenses. Net foreign currency transaction and translation losses, on an after tax basis, included in net earnings, were $1,710, $612 and $541 in fiscal 2000, 1999 and 1998, respectively.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

               (dollars in thousands, except per share amounts)


 Cash Flows

  Cash equivalents consist of highly liquid investments with maturities of three months or less at the date of purchase.

  Net cash from operating activities includes cash payments for interest of $3,591, $4,339 and $4,381 in fiscal 2000, 1999 and 1998, respectively. Cash payments for income taxes, net of refunds, amounted to $27,284, $14,989 and $9,830 in fiscal 2000, 1999 and 1998, respectively.

 Marketable Securities

  All marketable securities are accounted for under Statement of Financial Accounting Standard ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates this classification at each balance sheet date. The securities have original maturities ranging from May 2000 through October 2001 and are classified as available-for-sale. Available-for-sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a component of shareholders' equity. At April 30, 2000, the estimated fair value of the investments approximated the amortized cost and, therefore, there were no significant unrealized gains or losses. Investments in marketable securities consisted of the following:

                                           As of April 30,   As of April 30,
                                                2000              1999
                                          ----------------- -----------------
                                          Current Long-term Current Long-term
                                          ------- --------- ------- ---------
   U.S. Treasury and government
    securities........................... $ 1,996           $13,939  $  496
   Short term municipals.................  41,150
   Municipals auction preferred..........   5,000
   Corporate auction preferred...........   5,400
   Certificate of deposits...............   3,998             3,996
   Commercial paper......................   1,506             3,904
   Asset-backed securities...............     928  $1,129             7,722
                                          -------  ------   -------  ------
     Marketable securities............... $59,978  $1,129   $21,839  $8,218
                                          =======  ======   =======  ======

 Fair Value of Financial Instruments

  The carrying amount of cash, cash equivalents and accounts receivable approximates fair value due to the short maturity of these instruments. Notes receivable, notes payable and long-term debt bear interest at rates that approximate the current market interest rates for similar instruments and, accordingly the carrying value approximates fair value.

 Concentration of Credit Risk

  Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of receivables due from clients. Concentrations of credit risk with respect to receivables are limited due to the Company's large number of customers and their dispersion across many different industries and countries worldwide.

 Cash Surrender Value of Life Insurance

  The increase in the cash surrender value ("CSV") of company owned life insurance ("COLI") contracts in excess of insurance premiums paid is reported in compensation and benefits expense. (See Note 8).

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

               (dollars in thousands, except per share amounts)


 Property and Equipment

  Property and equipment is carried at cost, less accumulated depreciation. Leasehold improvements are amortized over the useful life of the asset, or the lease term, whichever is less, using the straight-line method. Software development costs are capitalized and, once placed in service, amortized using the straight-line method over the estimated useful life, generally five years. All other property and equipment is depreciated or amortized over the estimated useful lives of three to ten years, using the straight-line method.

 Goodwill and Other Intangibles

  Goodwill represents the excess of the acquisition cost over the net assets acquired in business combinations and is amortized primarily on a straight-line basis over the estimated useful life, currently five to fifteen years. Other intangibles arising from business acquisitions include contractual obligations contingent upon future performance and are amortized on a straight-line basis over the contractual period.

  The Company re-evaluates goodwill and other intangibles based on undiscounted operating cash flows whenever significant events or changes occur which might impair recovery of recorded costs, and writes down recorded costs of the assets to fair value (based on discounted cash flows or market values) when recorded costs, prior to impairment, are higher.

 New Accounting Pronouncements

  During 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities," which establishes new standards for reporting derivative and hedging information. The standard is effective for periods beginning after June 15, 2000 and will be adopted by the Company as of May 1, 2001. The Company does not expect that the adoption of this standard will have an impact on the consolidated financial statements or require additional disclosure since the Company does not currently utilize derivative instruments or participate in structured hedging activities.

  In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The Company adopted SOP 98-1 in fiscal 2000. The adoption of this standard did not have a material effect on the consolidated financial statements or the Company's capitalization policy.

  The Emerging Issues Task Force ("EITF") of the FASB reached a consensus in March 2000 on Issue No: 00-2 ("EITF 00-2"), "Accounting for Web Site Development Costs." EITF 00-2 provides guidance over accounting for web site development costs similar to the requirements of SOP 98-1 and is effective for fiscal quarters beginning after June 30, 2000 with earlier application encouraged. The Company plans to adopt EITF 00-2 in the first fiscal quarter of 2001 and does not expect that adoption of this standard will have a material effect on the consolidated financial statements.

2. Initial Public Offering of Common Stock

  In February 1999, the Company completed the initial public offering ("IPO") of an aggregate of 11.8 million shares of common stock at $14.00 per share, of which 10.0 million shares were sold by the Company and 1.8 million shares were sold by selling shareholders, resulting in net proceeds (after deducting underwriting discounts and other expenses payable by the Company) of $124.3 million to the Company and $24.4 million to

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

               (dollars in thousands, except per share amounts)

the selling shareholders. The Company's common stock is traded on the New York Stock Exchange under the symbol "KFY." The Company also received approximately $3.0 million from the repayment by certain selling shareholders of loans from the Company to those selling shareholders.

  In fiscal 1999, the Company used $14.4 million of the net proceeds to repay its term loan and all outstanding indebtedness under the Company's credit facilities, $25.7 million to complete the redemption by the Company of certain shares of its capital stock, primarily shares owned by certain shareholders under the terms of a 1994 stock redemption agreement, $1.4 million to redeem the outstanding shares of Series A and B preferred stock and $4.3 million to pay existing obligations to former holders of phantom units and stock rights. The Company used the remaining proceeds of $81.5 million in fiscal 2000 for acquisitions, the expansion of Futurestep, and continued development of technology, information systems and infrastructure.

3. Basic and Diluted Earnings (Loss) Per Share

  Basic earnings (loss) per common share ("basic EPS") was computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common and common equivalent share ("diluted EPS") was determined by dividing the net income
(loss) by the weighted average number of common shares outstanding and dilutive common equivalent shares. Following is a reconciliation of the numerator (income or loss) and denominator (shares in thousands) used in the computation of basic and diluted EPS:

                                                Fiscal year ended April 30,
                          -------------------------------------------------------------------------
                                   2000                     1999                      1998
                          ----------------------- -------------------------  ----------------------
                                  Weighted  Per             Weighted  Per           Weighted  Per
                                  Average  Share            Average  Share          Average  Share
                          Income   Shares  Amount  (Loss)    Shares  Amount  Income  Shares  Amount
                          ------- -------- ------ --------  -------- ------  ------ -------- ------
Basic EPS
Income (loss) available
 to common
 shareholders...........  $30,811  36,086  $0.85  $(66,426)  28,086  $(2.37) $5,244  21,885  $0.24
                                           =====                     ======                  =====
Effect of dilutive
 securities
Shareholder common stock
 purchase commitments...              373                                               318
Stock options...........            1,221
Phantom stock units.....                                                        161   1,219
Stock appreciation
 rights.................                                                         14     417
                          -------  ------         --------   ------          ------  ------
Diluted EPS
Income (loss) available
 to common shareholders
 plus assumed
 conversions............  $30,811  37,680  $0.82  $(66,426)  28,086  $(2.37) $5,419  23,839  $0.23
                          =======  ======  =====  ========   ======  ======  ======  ======  =====

  The share amounts in the table above reflect a four-to-one stock split approved by the Board of Directors ("the Board") in July 1998. The Company filed an amendment to the existing Articles of Incorporation to increase the authorized capital stock and effect the four-to-one split of the common stock in February 1999. The financial statements have been retroactively restated for the effects of this transaction.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

               (dollars in thousands, except per share amounts)

4. Stock Option Plans

  In July 1998, the Company adopted the Performance Award Plan (the "Plan") to provide a means to attract, motivate, reward and retain talented and experienced officers, non-employee directors, other key employees and certain other eligible persons who may be granted awards from time to time by the Board or, if authorized, the Compensation Committee, or, for non-employee directors, under a formula provided in the Plan. The maximum number of shares of common stock reserved for issuance is seven million, subject to adjustment for certain changes in the Company's capital structure and other extraordinary events. Shares subject to awards that are not paid for or exercised before they expire or are terminated are available for other grants under the Plan to the extent permitted by law. The Plan is not exclusive. The Board may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

  Awards under the Plan may be in the form of nonqualified stock options, incentive stock options, stock appreciation rights ("SARs"), limited SARs, restricted stock, performance shares, stock bonuses, or cash bonuses based on performance. The maximum term of options, SARs and other rights to acquire common stock under the Plan is ten years after the initial date of award, subject to provisions for further deferred payment in certain circumstances. Awards may be granted individually or in combination with other awards. No incentive stock option may be granted at a price that is less than the fair market value of the common stock (110% of fair market value of the common stock for certain participants) on the date of grant. Nonqualified stock options and other awards may be granted at prices below the fair market value of the common stock on the date of grant. Restricted stock awards can be issued for nominal or the minimum lawful consideration. Typically, the participant may vote restricted stock, but any dividend on restricted shares will be held in escrow subject to forfeiture until the shares have vested. No more than 350,000 shares will be available for restricted stock awards, subject to exceptions for restricted stock awards based on past service, deferred compensation and performance awards. No awards other than stock options have been granted under the Plan in fiscal 2000.

  The maximum number of shares subject to awards (either performance or otherwise) that may be granted to an individual in the aggregate in any one calendar year is 1,050,000. A non-employee director may not receive awards of more than 50,000 shares in the aggregate in any one calendar year. With respect to cash-based performance awards, no more than $2.5 million per year, per performance cycle may be awarded to any one individual. No more than one performance cycle may begin in any one year with respect to cash-based performance awards.

  Under the Plan, each director who is not an officer or employee (a "Non-Employee Director") is automatically granted a nonqualified stock option to purchase 2,000 shares of common stock when the person takes office and on the day of each annual shareholders meeting in each calendar year beginning in 1999, at an exercise price equal to the market price of the common stock at the close of trading on that date. Non-Employee Directors may also be granted discretionary awards. All automatically granted Non-Employee Director stock options will have a ten-year term and will be immediately exercisable. If a Non-Employee Director's services are terminated for any reason, any automatically granted stock options held by such Non-Employee Director that are exercisable will remain exercisable for twelve months after such termination of service or until the expiration of the option term, whichever occurs first. In fiscal 2000, the Company granted 8,000 stock options to Non-Employee Directors.

  The Company issued 2,063,750 stock options to certain employees effective as of the IPO date. These options vest ratably over a three year period and have a seven year term. In April 1999, the Company granted, as performance awards, seven-year stock options for 1,510,350 shares of common stock that will vest in equal installments over three years. The weighted average fair value of options granted during fiscal 1999 is $9.67 per

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

               (dollars in thousands, except per share amounts)

share. The weighted average remaining contractual term of all outstanding options at April 30, 1999 was approximately 6.9 years. No options were exercisable as of April 30, 1999.

  The status of the Company's stock option plans is summarized below:

                                                     Number of       Weighted
                                                       Shares        Average
                                                   (in thousands) Exercise Price
                                                   -------------- --------------
   Granted in fiscal 1999.........................     3,574          $13.76
   Canceled/forfeited.............................        (2)          14.00
                                                       -----          ------
   Outstanding at May 1, 1999.....................     3,572           13.76
   Granted........................................       897           25.30
   Exercised......................................      (443)          13.89
   Canceled/forfeited.............................      (197)          14.81
                                                       -----          ------
   Outstanding at April 30, 2000..................     3,829          $16.40
                                                       =====          ======

  In June 2000, the Board approved the issuance of additional options under the Plan with a grant date of June 6, 2000, a fair value per share of $17.05 and an exercise price per share equal to the closing market price on the date of the grant of $22.00. The Company plans to issue approximately 2.5 million options under this award in the first quarter of fiscal 2001.

  The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations to account for its stock-based compensation arrangements. Under APB 25, no compensation expense is recognized for stock option awards granted at or above fair market value.

  The following table presents pro forma information regarding net income and earnings per share determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123 "Accounting for Stock-Based Compensation".

                                                                Fiscal Year
                                                              Ended April 30,
                                                              ----------------
                                                               2000     1999
                                                              ------- --------
   Net earnings (loss)
    As reported.............................................. $30,811 $(66,426)
    Pro forma................................................  22,849  (67,307)
   Basic earnings (loss) per share
    As reported..............................................    0.85    (2.37)
    Pro forma................................................    0.63    (2.40)
   Dilutive earnings (loss) per share
    As reported..............................................    0.82    (2.37)
    Pro forma................................................    0.61    (2.40)

  The weighted average fair value of options granted during fiscal 2000, estimated at the date of grant using a Black-Scholes option pricing model was $17.99. The fair value of options granted in fiscal 2000 was estimated on the date of grant using the following assumptions: average risk-free interest rate of 6.33%, dividend rate of zero, expected volatility of 55.3% and expected option life ranging from five to nine years. The weighted average fair value of options granted during fiscal 1999, estimated at the date of the grant using a Black-Scholes option

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

               (dollars in thousands, except per share amounts)

pricing model, was $9.67 per share. The fair value of options granted in fiscal 1999 was estimated on the date of grant using the following assumptions: average risk-free interest rate of 5.18%, dividend rate of zero, expected volatility of 62.4% and expected option life ranging from seven to ten years.

  Summary information about the Company's stock options outstanding at April 30, 2000 is presented in the following table:

                        Options Outstanding                     Options Exercisable
        ----------------------------------------------------- -----------------------
                                         Weighted
                                          Average    Weighted                Weighted
                                         Remaining   Average                 Average
          Range of         Number       Contractual  Exercise     Number     Exercise
       Exercise Price    Outstanding   Life in years  Price    Exercisable    Price
      ----------------  -------------  ------------- -------- -------------- --------
                        (in thousands)                        (in thousands)
      $ 8.40 to $12.60         16           9.0       $11.81
       12.60 to  16.80      3,163           7.0        13.75       818        $13.69
       16.80 to  21.00         17           9.4        17.67
       21.00 to  25.20         98           9.6        22.69
       25.20 to  29.40         26           9.9        26.35
       29.40 to  33.60        391           9.6        29.87
       33.60 to  37.80        101           9.7        34.82
       37.80 to  42.00         17           9.8        42.00
        -------------       -----           ---       ------       ---        ------
      $ 8.40 to $42.00      3,829           7.5       $16.40       818        $13.69
        -------------       -----           ---       ------       ---        ------

5. One-time Non-recurring Charges

  At the completion of the IPO in February 1999, the Company recognized a non-recurring compensation and benefits expense of $79.3 million, comprised of (a) $49.3 million representing the difference between the issuance price of the shares issued by the Company in the period beginning twelve months before the initial filing date of the Registration Statement relating to the IPO and the fair market value of the shares at the date of grant, (b) $25.7 million from the completion of the redemption by the Company of certain shares of its capital stock, primarily the payment of additional redemption amounts to certain shareholders under the terms of a 1994 stock redemption agreement and
(c) $4.3 million from the payment of existing obligations to former holders of phantom units and stock appreciation rights.

  Additionally, the Company completed an evaluation of its worldwide operations and revenue, compensation costs and other operating expenses for each of its offices and geographic locations in the fourth quarter of fiscal 1999. The Company conducted the evaluation in order to identify, and eventually eliminate, existing inefficiencies and excess costs and to better align and enhance the competitive position of the Company within each region. The Company assessed staff levels and office needs based on individual performance and the economic conditions and the outlook in each region. The Company identified 50 employees that were terminated and three underperforming European offices that were downsized or relocated to more efficient premises. As a result of this analysis, a non-recurring charge to earnings of $7.0 million for severance and benefit costs related to staff downsizing was recognized in fiscal 1999. This expense is comprised of a $3.2 million non-cash charge to earnings related to the release of existing book value stock repurchase requirements for nine of the terminated employees and $3.8 million for severance and benefit payments for the terminated employees, of which $3.1 million was paid as of April 30, 1999. The Company also recognized a non-recurring charge of $0.3 million, of which $0.2 million was paid as of April 30, 1999, for lease renegotiation and other relocation costs in fiscal 1999. There were no additional charges to earnings related to these items in fiscal 2000.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

               (dollars in thousands, except per share amounts)


  In fiscal 1999, the Company also recognized a non-recurring charge of $2.6 million in connection with the resignation of the former President and Chief Executive Officer. This charge was comprised of $1.5 million for compensation and other amounts payable over the next seven months, of which $0.8 million and $0.7 million was paid in fiscal 2000 and 1999, respectively, and a $1.1 million non-cash charge to earnings representing the difference between the then current book value and the appraised value of 165,168 common shares he retained subsequent to his resignation.

6. Shareholders Agreements and Supplemental Information Regarding Book Value Per Share

  From fiscal 1991 to 1999, eligible executives of Korn/Ferry International had the opportunity to purchase shares of common stock at book value and were required to sell their shares of common stock to the Company at book value upon termination of their employment under stock purchase and repurchase agreements collectively referred to as the Equity Participation Program ("EPP"). Shares subject to book value repurchase agreements are classified as mandatorily redeemable common stock in the consolidated balance sheets. For purposes of EPP purchases and sales, book value per share, adjusted for the four-to-one stock split, was $2.79 at April 30, 1998. The EPP book value calculation excludes the effect of the Series A preferred stock and shareholder notes related to common stock purchases. On May 1, 1998, the Company issued 3,016,000 shares at the book value of $2.79 per share. The Company repurchased a total of 2,646,000 shares in fiscal 1999 all at book value.

  The Board approved the Supplemental Equity Participation Program (the "Supplemental EPP") in July 1998, effective May 2, 1998, that provides for the issuance and repurchase of shares of common stock at fair value. The Company issued 110,000 shares of common stock at the fair market value of $10.98 per share, appraised as of June 30, 1998 and ceased enrollment of executives in the Supplemental EPP as of August 17, 1998. In November 1998, the Company adopted the Interim Equity Executive Participation Program (the "Interim EPP") in order to permit persons promoted to vice president and other persons hired as vice presidents of the Company between August 18, 1998 and December 30, 1998 to purchase shares of common stock at $9.69 per share, the fair market value as of December 30, 1998. The Company issued 438,000 shares under the Interim EPP.

  In fiscal 1999, the Company terminated its Phantom Stock Plan, established in 1988, and Stock Right Plan, established in 1992 ("these Plans"), in contemplation of the IPO. These Plans provided benefits, to certain key employees and other employees selected by a committee of the Board, substantially identical to ownership of the Company's common stock, excluding voting rights. Compensation expense, recognized based on the change in the book value of the common stock since the grant date, was $279 in fiscal 1998.

  Based on the book value of a share of common stock at April 30, 1998 of $2.79, the participants in these Plans could elect to receive a cash payment or shares of common stock in exchange for an aggregate of 276,000 phantom stock units and 114,000 stock rights outstanding as of June 30, 1998, the effective date of termination of these Plans. The Company issued 1,551,000 shares of common stock (reflecting the four-to-one stock split in July 1998) in connection with the termination of these Plans to all but one participant and recognized a non-recurring compensation and benefits expense of $12,700 at completion of the IPO, representing the excess of the fair market value over the book value of the shares issued in the conversion.

  The repurchase agreements under the EPP, Supplemental EPP and Interim EPP were amended upon consummation of the IPO to permit employee shareholders to sell their shares in the public market, subject to a liquidity schedule that provides for releases over a four year period in the number of shares that can be sold. As a result, all remaining shares previously classified as mandatorily redeemable were reclassified to common stock.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

               (dollars in thousands, except per share amounts)


  As of April 30, 2000 and 1999, notes receivable from shareholders for common stock purchases were $7,221 and $10,679, respectively. The Company issued common stock in exchange for notes receivable from shareholders of $9,262 and $6,184 in fiscal 1999 and 1998, respectively. The Company issued no new common stock in exchange for notes receivable from shareholders in fiscal 2000. The notes receivable are secured by the common stock purchased, bear interest at primarily 8% and require annual payments of principal and interest through 2004.

7. Employee Profit-Sharing and Benefit Plans

  The Company has an Employee Tax Deferred Savings Plan that covers eligible employees in the United States. The discretionary accrued contribution to this plan was $3,027, $2,622 and $2,400 for fiscal 2000, 1999 and 1998, respectively. Non-U.S. employees are covered by a variety of pension plans that are applicable to the countries in which they work. The contributions for these plans are determined in accordance with the legal requirements in each country and generally are based on the employees' annual compensation.

8. Deferred Compensation and Life Insurance Contracts

  The Company has established several deferred compensation plans for vice-presidents that provide defined benefit payments to participants based on the deferral of current compensation subject to vesting and retirement or termination provisions.

  The Enhanced Wealth Accumulation Plan ("EWAP") was established in fiscal 1994. Certain vice presidents elect to participate in a "deferral unit" that requires the contribution of current compensation for an eight year period in return for defined benefit payments from the Company over a fifteen year period generally at retirement at age 65 or later. Participants may acquire additional "deferral units" every five years.

  The EWAP replaced the Wealth Accumulation Plan ("WAP") in fiscal 1994 and executives who did not choose to roll over their WAP units into the EWAP continue to be covered under the earlier version in which participants generally vest and commence receipt of benefit payments at retirement at age 65.

  The Company also maintains a Senior Executive Incentive Plan ("SEIP") for participants elected by the Board. Generally, to be eligible, the vice president must be participating in the EWAP. Participation in the SEIP requires the vice president to contribute a portion of their compensation during a four-year period, or in some cases make an after tax contribution, in return for a defined benefit paid by the Company generally over a fifteen year period at age 65, or retirement.

  The Worldwide Executive Benefit Plans ("WEB") are designed to integrate with government sponsored benefits and provide a monthly benefit to vice presidents and shareholders upon retirement from the Company. Each year a plan participant accrues and is fully vested in one-twentieth of the targeted benefits expressed as a percentage set by the Company for that year. Upon retirement, a participant receives a monthly benefit payment equal to the sum of the percentages accrued over such participant's term of employment, up to a maximum of 20 years, multiplied by the participant's highest average monthly salary during any 36 consecutive months in the final 72 months of active full-time employment.

  In fiscal 1998, certain employees elected to defer a portion of their compensation, amounting to approximately $2.5 million, into a new deferred compensation plan established by the Company. This plan was terminated in fiscal 1999, and as required by the agreement, the employees received their deferred compensation plus interest at our average monthly bank borrowing rate, ranging from 6.4% to 8.0% at April 30, 1999 and 1998, respectively.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

               (dollars in thousands, except per share amounts)


  Certain current and former employees also have individual deferred compensation arrangements with the Company which provide for payment of defined amounts over certain periods commencing at specified dates or events.

  For financial accounting purposes, the Company estimates the present value of the future benefits payable under these plans as of the estimated payment commencement date. The Company also estimates the remaining number of years a participant will be employed by the Company. Then, each year during the period of estimated employment, the Company accrues a liability and recognizes expense for a portion of the future benefit using the "benefit/years of service" attribution method for the SEIP, WAP and EWAP plans and the "projected unit credit" method for the WEB plan.

  In calculating the accrual for future benefit payments, management has made assumptions regarding employee turnover, participant vesting and the discount rate. Management periodically reevaluates all assumptions. If assumptions change in future reporting periods, the changes may impact the measurement and recognition of benefit liabilities and related compensation expense.

  As of April 30, 2000 and 1999, the Company had unrecognized losses related to these deferred compensation plans of $5,244 and $7,728 due to changes in assumptions of the discount rate used for calculating the accruals for future benefits. The Company amortizes unrecognized losses over the average remaining service period of active participants. The discount rate was 7.75% and 7.50% in fiscal 2000 and 1999, respectively.

  Following is a reconciliation of the benefit obligation for the deferred compensation plans:

                                                                Fiscal
                                                         Year Ended April 30,
                                                         ----------------------
                                                            2000        1999
                                                         ----------  ----------
   Benefit obligation at beginning of year.............. $   34,586  $   35,362
   Service cost.........................................      3,177       3,498
   Interest cost........................................        927       1,650
   Plan participants' contributions.....................      2,071       3,233
   Recognized loss due to change in assumption..........        436         555
   Benefits paid........................................     (2,611)     (9,712)
                                                         ----------  ----------
   Benefit obligation at end of fiscal year............. $   38,586  $   34,586
   Less: current portion of benefit obligation..........     (1,103)     (1,055)
                                                         ----------  ----------
   Long-term benefit obligation at end of year.......... $   37,483  $   33,531
                                                         ==========  ==========

  The Company purchased COLI contracts insuring participants and former participants. The gross CSV of these contracts of $95,560 and $84,628 is offset by outstanding policy loans of $44,928 and $42,655, on the accompanying consolidated balance sheets as of April 30, 2000 and 1999, respectively.

  Total death benefits payable under COLI contracts were $257,878 and $248,605 at April 30, 2000 and 1999, respectively. Management intends to use the future death benefits from these insurance contracts to fund the deferred compensation arrangements; however, there may not be a direct correlation between the timing of the future cash receipts and disbursements under these arrangements. In addition, certain policies are held in trusts to provide additional benefit security for deferred compensation plans. As of April 30, 2000, COLI contracts with a net cash surrender value of $43,762 and death benefits payable of $190,556 were held in trust for these purposes.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

               (dollars in thousands, except per share amounts)


9. Notes Payable and Long-Term Debt

  At April 30, 2000, the Company maintained a $50.0 million unsecured bank revolving line of credit facility. Borrowings on the line of credit bear interest at various rates based on either a LIBOR index plus 1.4% or the bank's prime lending rate, which were 7.75% and 9.0%, respectively, at April 30, 2000. There was no outstanding balance under the revolving line of credit as of April 30, 2000.

  The Company's long-term debt consists of the following:

                                                              As of April 30,
                                                             -----------------
                                                               2000     1999
                                                             --------  -------
   Unsecured subordinated notes payable to shareholders due
    through 2004, bearing interest at various rates up to
    8.75%................................................... $ 31,664  $ 3,716
   Term loan due to bank on December 31, 2000 bearing
    interest at various rates ranging from 3.9% to 5.2%.....    1,399
                                                             --------  -------
     Total debt.............................................   33,063    3,716
   Less: current maturities of long-term debt...............  (16,147)  (1,356)
                                                             --------  -------
     Long-term debt......................................... $ 16,916  $ 2,360
                                                             ========  =======

  The Company issued notes payable to shareholders of $30,439 related to the acquisition of businesses in fiscal 2000 and $1,620 for the purchase of common stock in fiscal 1999.

  Annual maturities of long-term debt for the five fiscal years subsequent to April 30, 2000 are: $16,147 in 2001, $8,806 in 2002, $8,028 in 2003 and $82 in
2004.

  The Company also has outstanding borrowings against the CSV of COLI contracts of $44,928 and $42,655 at April 30, 2000 and 1999, respectively. These borrowings are secured by the CSV, principal payments are not scheduled and interest is payable at least annually, at various variable rates. (See
Note 8).

10. Income Taxes

  The provision for income taxes is based on reported income before income taxes. Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes, as measured by applying the currently enacted tax laws.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

               (dollars in thousands, except per share amounts)

  The provision (benefit) for domestic and foreign income taxes is comprised of the following components:

                                                          Fiscal Year Ended
                                                               April 30,
                                                      -------------------------
                                                       2000     1999     1998
                                                      -------  -------  -------
   Current income taxes:
    Federal.......................................... $12,419  $ 1,474  $ 2,953
    State............................................   4,583      407    1,022
                                                      -------  -------  -------
     Total...........................................  17,002    1,881    3,975
                                                      -------  -------  -------
   Deferred income taxes:
    Federal..........................................  (1,097)  (2,248)  (3,458)
    State............................................    (366)    (750)  (1,154)
                                                      -------  -------  -------
     Total...........................................  (1,463)  (2,998)  (4,612)
                                                      -------  -------  -------
   Foreign income taxes..............................   8,587   10,143    7,324
                                                      -------  -------  -------
     Provision for income taxes...................... $24,126  $ 9,026  $ 6,687
                                                      =======  =======  =======

  The domestic and foreign components of income (loss) from continuing operations before domestic and foreign income and other taxes were as follows:

                                                      Fiscal Year Ended April
                                                                        30,
                                                      -------------------------
                                                       2000     1999     1998
                                                      ------- --------  -------
   Domestic.........................................  $36,589 $(80,544) $(4,635)
   Foreign..........................................   21,182   25,704   18,591
                                                      ------- --------  -------
     Income (loss) before provision for income taxes
      and minority interest.........................  $57,771 $(54,840) $13,956
                                                      ======= ========  =======

  The Company has not provided for deferred income taxes on undistributed earnings of foreign subsidiaries considered permanently invested in these entities.

  The income tax provision stated as a percentage of pretax income, excluding $76,331 of non-recurring charges in fiscal 1999 that are not tax deductible, was different than the amount computed using the U.S. statutory federal income tax rate for the reasons set forth in the following table:

                                 Fiscal Year
                               Ended April 30,
                               -------------------
                               2000   1999   1998
                               ----   ----   -----
   U.S. federal statutory tax
    rate.....................  35.0 % 35.0 %  35.0 %
   Foreign source dividend
    income...................   9.1   12.7    30.6
   Foreign income tax credits
    utilized.................  (7.3)  (8.5)  (21.5)
   Income subject to higher
    (lower) foreign tax
    rates....................   2.1    5.3     5.9
   COLI CSV increase, net....  (3.0)  (7.0)   (5.4)
   Other.....................   5.9    4.5     3.3
                               ----   ----   -----
     Effective tax rate......  41.8 % 42.0 %  47.9 %
                               ====   ====   =====

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

               (dollars in thousands, except per share amounts)


  The significant components of deferred tax assets and liabilities are as follows:

                                                               As of April 30,
                                                               ----------------
                                                                2000     1999
                                                               -------  -------
   Deferred income tax assets (liabilities):
    Deferred compensation..................................... $15,519  $14,031
    Accrued operating expenses................................   5,390    5,430
    Other accrued liabilities.................................  (2,170)  (1,686)
    Property and equipment....................................   1,332      832
    Other (foreign)...........................................   1,533     (425)
                                                               -------  -------
     Deferred income tax asset................................ $21,604  $18,182
                                                               =======  =======

  Realization of the deferred income tax asset is dependent on the Company generating sufficient taxable income in future years as the deferred income tax charges become currently deductible for tax reporting purposes. Management believes that all of the deferred income tax asset will be realizable. However, the amount of the deferred income tax asset considered realizable could be reduced if the estimates of amounts and/or the timing of future taxable income are revised.

11. Business Segments

  The Company operates two global business segments in the retained executive recruitment industry. These business segments, executive recruitment and Futurestep, are distinguished primarily by the method used to identify candidates and the candidates' level of compensation. The executive recruitment business segment is managed by geographic regions led by a regional president and Futurestep's worldwide operations are managed by a Chief Executive Officer (CEO). A summary of the Company's operations by business segment and geographic area follows:

                                                     Fiscal Year Ended April 30,
                                                     --------------------------
                                                       2000     1999     1998
                                                     -------- -------- --------
   Revenue:
   Executive recruitment:
     North America.................................. $271,313 $185,525 $154,903
     Europe.........................................  112,045  101,515   81,543
     Asia/Pacific...................................   48,603   35,024   34,411
     Latin America, including Mexico................   30,488   29,673   30,097
   Futurestep.......................................   38,294    4,338
                                                     -------- -------- --------
       Total revenue................................ $500,743 $356,075 $300,954
                                                     ======== ======== ========

                                                     Fiscal Year Ended April 30,
                                                     --------------------------
                                                      2000      1999     1998
                                                     -------  --------  -------
   Operating profit (loss):
   Executive recruitment:
     North America.................................. $52,783  $(56,394) $10,138
     Europe.........................................  13,034     3,817     (540)
     Asia/Pacific...................................   5,174     2,684      620
     Latin America, including Mexico................   7,692     7,916    5,973
   Futurestep....................................... (23,878)  (12,578)    (824)
                                                     -------  --------  -------
       Total operating profit (loss)................ $54,805  $(54,555) $15,367
                                                     =======  ========  =======

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

               (dollars in thousands, except per share amounts)


                                                          As of April 30,
                                                     --------------------------
                                                       2000     1999     1998
                                                     -------- -------- --------
   Identifiable assets:
   Executive recruitment:
     North America(1)............................... $285,474 $208,627 $100,842
     Europe.........................................   91,790   54,910   40,600
     Asia/Pacific...................................   33,376   20,209   18,529
     Latin America, including Mexico................   18,631   17,104   16,400
   Futurestep.......................................   46,723    3,274
                                                     -------- -------- --------
       Total identifiable assets.................... $475,994 $304,124 $176,371
                                                     ======== ======== ========

--------
(1) North America executive recruitment includes the Corporate office identifiable assets of $144,739, $144,771 and $34,162 in fiscal 2000, 1999 and 1998, respectively.

    A summary of Futurestep's revenue by geographic area follows:

                                                                   Fiscal Year
                                                                       Ended
                                                                     April 30,
                                                                  --------------
                                                                   2000    1999
                                                                  ------- ------
   Revenue:
     North America............................................... $20,595 $4,338
     Europe......................................................  15,445
     Asia/Pacific................................................   2,254
                                                                  ------- ------
       Total revenue............................................. $38,294 $4,338
                                                                  ======= ======

  Futurestep's identifiable assets at April 30, 2000 by geographic area were:
$9,856 in North America, $33,548 in Europe and $3,319 in Asia/Pacific.

  The Company's clients were not concentrated in any specific geographic region and no single client accounted for a significant amount of the Company's revenue during fiscal 2000, 1999 or 1998.

12. Acquisitions and Divestitures

  During fiscal 2000, the Company completed a total of ten acquisitions: seven executive recruitment firms in North America, including three in Canada; one in Europe; and one in Asia/Pacific. The aggregate purchase price of these acquisitions was $84.5 million, consisting of the Company's stock valued at $21.8 million, notes payable of $31.8 million, cash of $22.8 million and accrued liabilities of $8.1 million. In addition, Futurestep completed the acquisition of the executive search and selection business of the PA Consulting Group with operations in Europe and Asia/Pacific for $19.8 million payable in cash and $1.7 million payable as deferred compensation over a three year period. These acquisitions were accounted for under the purchase method and resulted in $98.1 million of intangible assets, primarily goodwill. The operating results of these entities, including executive recruitment and Futurestep revenue of $24.2 million and $7.3 million, respectively, have been included in the consolidated financial statements from their acquisition dates.

  Effective in May 1998, the Company acquired Didier, Vuchot & Associates in France for approximately six million dollars in cash, notes and mandatorily redeemable stock of a subsidiary of the Company. The stock of the subsidiary is exchangeable for common stock upon the achievement of certain performance targets over a

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

               (dollars in thousands, except per share amounts)

four year period from the acquisition date. Stock not exchanged is mandatorily redeemable for a nominal amount at the end of the period. The acquisition was accounted for as a purchase. The fair market value of the net assets acquired was approximately $1.5 million. The excess of the cash and notes over this amount is related to mandatorily redeemable stock of the subsidiary, is contingent upon future performance and will be recognized as compensation expense when earned.

  Effective in June 1998, the Company acquired all of the outstanding shares of Ray and Berndston SA in Switzerland for $3.6 million in cash, notes and common stock of Korn/Ferry International. The acquisition was accounted for as a purchase. The fair market value of the net assets acquired was approximately $594. The excess of cash and notes over this amount, approximately $1.4 million, related to employment contracts that are contingent upon future performance and will be recognized as compensation expense as earned. The purchase price in excess of these amounts has been allocated to goodwill.

  Effective in February 1996, the Company divested its 47% interest in Strategic Compensation Associates for a cash payment of $357 and notes receivable of $3,215. The outstanding balance of notes receivable at April 30, 1998 of $2,308 was paid in full in December 1998.

  The following selected unaudited pro forma information is provided to present a summary of the combined results of the Company and the ten and two acquisitions for fiscal years 2000 and 1999, respectively, as if the acquisitions had occurred as of the beginning of the respective periods, giving effect to these purchases. The pro forma data is presented for informational purposes only and may not necessarily reflect the results of operations of the Company had these companies operated as part of the Company for each of the periods presented, nor are they necessarily indicative of the results of future operations.

                                                                 Fiscal Year
                                                               Ended April 30,
                                                              -----------------
                                                                2000     1999
                                                              -------- --------
   Revenue................................................... $563,443 $442,695
   Net income (loss).........................................   33,700  (64,274)
   Earnings (loss) per share.................................
     Basic...................................................     0.92    (2.22)
     Diluted.................................................     0.88    (2.22)

13. Commitments and Contingencies

  The Company leases office premises and certain office equipment under leases expiring at various dates through 2010. Total rental expense for fiscal years 2000, 1999 and 1998 amounted to $23,050, $13,026 and $12,948, respectively. At
April 30, 2000, minimum future commitments under noncancelable operating leases with lease terms in excess of one year aggregated $83,833 payable as follows: $18,466 in 2001, $16,941 in 2002, $13,912 in 2003, $9,359 in 2004,
$7,501 in 2005 and $17,654 thereafter. As of April 30, 2000, the Company has outstanding standby letters of credit of $2,072 in connection with office leases.

  In connection with a three year contract effective June 1998, for an exclusive alliance with The Wall Street Journal, Futurestep purchased approximately $3.9 and $3.0 million of advertising in fiscal 2000 and 1999, respectively. Future commitments to purchase advertising amount to $4.0 million through June 2001. In addition, the Company and Futurestep have agreed not to promote competing services during the initial term of the contract.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

               (dollars in thousands, except per share amounts)


  Effective April and May 1999, the Company entered into employment agreements with three executive officers for initial terms through April 30, 2002 that provide certain benefits if these executives are terminated or resign under certain limited circumstances. In March 2000, the Company entered into an employment agreement with an executive officer for an initial term through April 30, 2002. The maximum amount payable under these agreements is $6.7 million and $11.4 million prior to and following a change in control, respectively. In addition, all outstanding options will immediately vest and remain exercisable for periods ranging from three months to their original expiration date following termination of employment.

  The Company has a policy of requiring all its vice presidents to enter into a standard form of employment agreement which provides for an annual base salary and discretionary and incentive bonus payments. The Company also requires its vice presidents to agree in their employment contracts not to compete with the Company both during the term of their employment with the Company, and also for a period of one to two years after their employment with the Company ends. Furthermore, for a period of two years after their employment with the Company, former vice presidents are prohibited from soliciting employees of the Company for employment outside of Korn/Ferry International.

  From time to time the Company has been and is involved in litigation incidental to its business. The Company is currently not a party to any litigation, which if resolved adversely against the Company, would in the opinion of the Company, have a material adverse effect on the Company's business, financial position or results of operations.

                       [LOGO OF KORN/FERRY INTERNATIONAL]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the issuance and distribution of the Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD fee.

   Securities and Exchange Commission registration fee................ $ 31,423
   Accounting fees and expenses.......................................   70,000
   Legal fees and expenses............................................  300,000
   Blue Sky qualification fees and expenses...........................    2,500
   Printing and engraving expenses....................................  200,000
   NASD fee...........................................................   12,403
   Transfer agent and registrar fees..................................   80,000
   Miscellaneous......................................................    3,674
                                                                       --------
     Total............................................................ $700,000
                                                                       ========

Item 15. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to the Registrant. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

  The registrant's certificate of incorporation provides for the elimination of personal monetary liability of directors to the fullest extent permissible under Delaware law. Delaware law does permit the elimination or limitation of director monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) transactions in which the director received an improper personal benefit.

  The registrant's bylaws provide for the indemnification to the fullest extent permitted by applicable law of any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of his or her current or past service to the registrant, against all liability and loss suffered and expenses (including attorney' fees) reasonably incurred by such person.

  The registrant has entered, or plans to enter, into Indemnification Agreements with each of its directors and executive officers pursuant to which it has agreed to indemnify such director or executive officer from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or executive officer in or arising out of such person's capacity as a director or executive officer of the registrant or any other corporation of which such person is a director at the request of the registrant to the maximum extent provided by applicable law. In addition, such director or executive officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

  To the extent that the board of directors or the stockholders of the registrant may in the future wish to limit or repeal the ability of the registrant to provide indemnification as set forth in the certificate of incorporation, such repeal or limitation may not be effective as to directors and executive officers who are parties to the

Indemnification Agreements, because their rights to full protection would be contractually assured by the Indemnification Agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors of the registrant.

  The registrant has entered into an agreement that provides indemnification to its directors and officers and to the directors and certain officers of the several underwriters in connection with this registration statement for all losses, damages, costs and expenses incurred by the indemnified person arising out of the relevant registration statements or the transactions contemplated by the registration of shares of common stock in the secondary offering. The agreement also provides for indemnification by the registrant of any director or officer (as such term is defined in the bylaws) of the registrant who is or was a member of the shareholders' committee (the composition of which is described in the prospectus included in this registration statement) acting pursuant to the shareholders' agreement (as defined in the prospectus included in this registration statement). The registrant has entered into a similar indemnification agreement with its directors, some of its officers and all other persons requested or authorized by the registrant's board of directors or any committee thereof to take actions on behalf of the registrant in connection with this registration statement and certain other registration statements. These agreements are in addition to the registrant's indemnification obligations under its bylaws.

  The registrant maintains policies of insurance under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

Item 16. Exhibits

   Exhibit
   Number                        Description of Exhibit
   -------                       ----------------------
     1.1   Form of Underwriting Agreement*

     4.1   Specimen Common Stock Certificate

     5.1   Opinion of Sullivan & Cromwell*

    23.1   Consent of Sullivan & Cromwell (included in Exhibit 5.1)

    23.2   Consent of Arthur Andersen LLP

    24.1 Power of Attorney (included on signature page of this Registration Statement)

--------
* To be filed by amendment.

Item 17. Undertakings

  (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

  (c) The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the "Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

     (2) For purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Los Angeles, state of California, on November 2, 2000.

                                          KORN/FERRY INTERNATIONAL

                                               /s/ Elizabeth S.C.S. Murray
                                          By: _________________________________
                                                  Elizabeth S.C.S. Murray
                                                Chief Financial Officer and
                                                  Executive Vice President

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard M. Ferry, Windle B. Priem and Elizabeth S.C.S. Murray, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any additional registration statement pursuant to Rule 462, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                           Title                   Date
             ---------                           -----                   ----

       /s/ Richard M. Ferry          Chair of the Board and        November 2, 2000
____________________________________  Director
          Richard M. Ferry

        /s/ Windle B. Priem          Chief Executive Officer,      November 2, 2000
____________________________________  President and Director
          Windle B. Priem             (Principal Executive
                                      Officer)

    /s/ Elizabeth S.C.S. Murray      Chief Financial Officer,      November 2, 2000
____________________________________  Treasurer and Executive
      Elizabeth S.C.S. Murray         Vice President (Principal
                                      Financial Officer)

       /s/ Donald E. Jordan          Senior Vice President of      November 2, 2000
____________________________________  Finance (Principal
          Donald E. Jordan            Accounting Officer)

        /s/ James E. Barlett         Director                      November 2, 2000
____________________________________
          James E. Barlett

             Signature                           Title                   Date
             ---------                           -----                   ----

       /s/ Frank V. Cahouet          Director                      November 2, 2000
____________________________________
          Frank V. Cahouet

        /s/ Peter L. Dunn            Director                      November 2, 2000
____________________________________
           Peter L. Dunn

       /s/ Timothy K. Friar          Director                      November 2, 2000
____________________________________
          Timothy K. Friar


      /s/ Sakie T. Fukushima         Director                      November 2, 2000
____________________________________
         Sakie T. Fukushima

        /s/ Patti S. Hart            Director                      November 2, 2000
____________________________________
           Patti S. Hart

                                     Director
____________________________________
          Scott E. Kingdom


      /s/ Charles D. Miller          Director                      November 2, 2000
____________________________________
         Charles D. Miller

      /s/ Gerhard Schulmeyer         Director                      November 2, 2000
____________________________________
         Gerhard Schulmeyer

       /s/ Mark C. Thompson          Director                      November 2, 2000
____________________________________
          Mark C. Thompson

                                 EXHIBIT INDEX

 Exhibit
 Number                        Description of Exhibit
 -------                       ----------------------
   1.1   Form of Underwriting Agreement*

   4.1   Specimen Common Stock Certificate

   5.1   Opinion of Sullivan & Cromwell*

  23.1   Consent of Sullivan & Cromwell (included in Exhibit 5.1)

  23.2   Consent of Arthur Andersen LLP

  24.1 Power of Attorney (included on signature page of this Registration Statement)

--------
* To be filed by amendment.